Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___May___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                  This Form 6-K consists of the following:


Press Release dated May 3, 2006 of the First Quarter Results
_______________________________________________________________________________

    Attention Business/Financial Editors:
    TELUS Reports First Quarter Results@

    Strong wireless and high speed Internet results, reiterate 2006 guidance

    VANCOUVER, May 3 /CNW/ - TELUS Corporation (TSX: T and T.NV/NYSE: TU) today reported for the first quarter of 2006 a five per cent increase in revenues to $2.1 billion from a year ago due to continued strong wireless performance and excellent high speed Internet and wireless subscriber growth. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 1% due to strong wireless growth largely offset by decreased wireline profitability this quarter. Earnings per share (EPS) for the first quarter were 60 cents, compared to 67 cents for the same period a year ago. EPS for the first quarter of 2005 included favourable tax and regulatory recoveries totaling 17 cents per share. When normalizing for these items, EPS this quarter increased by approximately 20% over the same period last year due primarily to underlying EBITDA growth and lower financing costs. Free cash flow increased 13% to $640 million during the quarter, a $74 million increase primarily due to the receipt of a cash tax recovery.


    FINANCIAL HIGHLIGHTS
    -------------------------------------------------------------------------
    C$ in millions,
    except per share amounts                      3 months ended
                                                     March 31
    (unaudited)                                  2006        2005   % Change
    -------------------------------------------------------------------------
    Operating revenues                        2,080.5     1,974.7        5.4
    EBITDA(1)                                   862.7       856.2        0.8
    Operating income                            459.6       454.0        1.2
    Income before income taxes and
     non-controlling interest                   328.3       314.1        4.5
    Net income(2)                               210.1       242.2      (13.3)
    Earnings per share (EPS), basic(2)           0.60        0.67      (10.4)
    Capital expenditures                        320.5       273.2       17.3
    Cash provided by operating activities       673.1       728.4       (7.6)
    Free cash flow(3)                           640.1       566.6       13.0
    -------------------------------------------------------------------------

    (1) Earnings before interest, taxes, depreciation and amortization (EBITDA) is defined as Operating revenues less Operations expense less Restructuring and workforce reduction costs. See Section 11.1 of Management's discussion and analysis.
    (2) Net income and EPS for the three month period in 2005 includes approximate favourable impacts of $54 million or 15 cents per share due to tax related adjustments, as well as $8 million or two cents per share for regulatory decisions.
    (3) See Section 11.2 of Management's discussion and analysis.
    -------------------------------------------------------------------------

    Darren Entwistle, president and CEO, stated "Our first quarter results demonstrate the continued execution of our business strategy, focused on national data and wireless growth. TELUS achieved strong growth in high-speed Internet additions of 38,600 reflecting effective marketing programs and improved customer retention. This bolsters our platform for TELUS Future Friendly(R) Home initiatives like TELUS TV(R). TELUS' 92,500 wireless subscriber net additions represent our best first quarter in five years, and increased average revenue per unit for the thirteenth consecutive quarter contributed to wireless revenue and EBITDA growth of 17%. During the first quarter, TELUS undertook a number of initiatives to drive improved competitiveness and financial growth going forward. This included implementing our landmark five-year collective labour agreement, merging our wireline and wireless operations into a single legal operating structure, and expanding our innovative portfolio of applications. This includes expanding our Wireless High Speed EVDO service to a dozen cities from five and launching TELUS Business One(R), a powerful portfolio of technology tools for small businesses. Our national growth strategy continues to generate strong overall economic and operating growth for TELUS in a challenging wireline environment due to leading wireless and data performance."

    Robert McFarlane, executive vice president and CFO, said, "I am pleased to announce that TELUS continues to expect strong growth in 2006 as reflected by reiterating today all of our original public financial targets for 2006 as they remain consistent with our internal outlook. Noteworthy, again this quarter, TELUS returned significant capital to shareholders through a dividend, which is 37.5% higher versus the dividend for the same period one year ago and the repurchase of 5.1 million shares for $232 million. With an expected $1.55 to $1.65 billion of free cash flow in 2006 and EPS growth of 22 to 33%, we are well positioned to continue returning capital to investors and enhancing shareholder value."

    -------------------------------------------------------------------------
    This news release contains statements about expected future events and financial and operating results of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results and events to differ materially from that expressed in the forward-looking statements. Accordingly this news release is subject to the disclaimer and qualified by the assumptions (including assumptions for 2006 targets), qualifications and risk factors referred to in the Management's discussion and analysis - May 03, 2006.
    -------------------------------------------------------------------------


    OPERATING HIGHLIGHTS

    TELUS wireless
    Strong subscriber, revenue and EBITDA growth
    - Revenues increased by $129 million or 17% to $882 million in the first quarter of 2006, when compared with the same period in 2005
    - EBITDA increased by $59 million over the first quarter of 2005 representing 17% growth, despite higher gross additions and cost of acquisition expenses
    - ARPU (average revenue per subscriber unit per month) improved by $2 to $60. The data component of ARPU increased by 86% to $3.71 as compared to a year ago
    - Cost of acquisition ("COA") per gross addition increased 21% in the quarter to $429 due to increased promotional and intense competitive activity
    - Quarterly net subscriber additions of 92,500, up 15% from the first quarter of 2005, driven by strong prepaid growth, and postpaid additions of 70,400
    - Blended monthly churn this quarter improved to 1.33% from 1.45% a year ago. Postpaid churn was 0.99%
    - Cash flow (EBITDA less capital expenditures) increased by $57 million or 20% to $334 million in the first quarter due to higher EBITDA and stable capital expenditures

    TELUS wireline
    Excellent high-speed Internet subscriber growth and increased data revenues temper increased wireline competition
    - Revenues decreased 1.8% when compared to the first quarter of 2005 amid increasing competitive pressures and technological substitution, and due to a one time regulatory recovery a year ago
    - Data revenues increased 4.2% driven by increased Internet and enhanced data service revenues
    - Long-distance revenue declined 8.2% to $208 million, reflecting industry wide trends of lower volumes and strong price competition and technological substitution
    - EBITDA declined 10%, due to lower revenues combined with higher wireline expenses partly attributable to increased high-speed internet additions, and efforts to successfully clear backlogs and improve customer service
    - Non-incumbent revenue in Central Canada increased 2.9% over the first quarter of 2005.
    - High-speed Internet net adds were 38,600, up 74% from a year ago bringing TELUS' total Internet subscriber base to more than one million
    - Network access lines declined by 28,000 in the quarter, down 2.7% from a year ago reflecting residential line losses as result of ongoing competitive activity and wireless substitution
    - Cash flow (EBITDA less capital expenditures) was down 32% to $208 million, compared to the first quarter of 2005, due to lower EBITDA and higher capital expenditures from investments deferred into 2006 as a result of the extended labour disruption in 2005.


    CORPORATE DEVELOPMENTS

    TELUS continues share repurchases

    During the quarter, TELUS continued to purchase shares under its Normal Course Issuer Bid. TELUS repurchased a total of 5.1 million shares
(1.8 million common and 3.3 million non-voting), for a total outlay of $232 million in the first quarter.
    TELUS commenced its most recent Normal Course Issuer Bid program on December 20, 2005 with the intention, if it is considered advisable, to purchase and cancel, over a 12-month period, up to 12 million of its outstanding common shares and 12 million of its outstanding non-voting shares on the Toronto Stock Exchange, or approximately 7% of the issued and outstanding shares of each class, respectively.
    Since this program commenced, a total of 6.4 million shares have been repurchased, for an outlay of $289 million, representing 27% of the
24.0 million shares authorized under the program. Under its previous program completed in December 2005, TELUS repurchased approximately 22 million shares, or 85% of the authorized amount, for $913 million. TELUS believes that such purchases are in the best interest of TELUS and constitute an attractive investment opportunity and desirable use of company funds that should enhance the value of the remaining shares.

    Telecom industry regulatory developments

    There were several regulatory developments in the first quarter including the release of the Telecom Policy Review report to the federal government, and the Canadian Radio-television and Telecommunications Commission's (CRTC) decision on forbearance from regulation of retail local exchange services. See section 10.1 Regulatory in Management's discussion and analysis below for more detail on these and other decisions.
    The March recommendations to the Minister of Industry for telecom reform were encouraging with proposals that were innovative and responsive to the need to modernize Canada's public policy framework for the telecommunications sector. Key points included:
    - An end to the presumption that telecom services must be regulated and shift to reliance on market forces
    - A proposal to have government direct the CRTC to act as if the reports major recommendations are in effect, pending the necessary legislative changes
    - A recommendation that foreign ownership restrictions should be liberalized.

    TELUS was generally satisfied with the proposals and publicly urged the government to move quickly to implement the major recommendations. Our view is that implementation would help transform the telecom industry and afford customers the innovation and choice that only a truly competitive environment can bring.
    The April CRTC decision on regulatory forbearance for local exchange services was seen by TELUS as complex, with built in processes that will unnecessarily delay deregulation. The one immediate positive aspect was the relaxation of winback restrictions, reducing the period that incumbent telcos are prevented from contacting customers lost to competitors.

    Key points of the decision included:
    - No contact period for winbacks immediately rolled back to 90 days from one year
    - Market share loss threshold of 25% (in contrast to 5% test for cable TV operators) applied to large geographic areas
    - Once the 25% threshold is reached, a lengthy and cumbersome process follows before forbearance is granted.

    TELUS' view is that the CRTC forbearance decision clearly underscores the need for the reforms proposed in the Telecom Policy Review.


    CONSUMER SOLUTIONS

    TELUS TV(R) set for continued roll-out this fall, employee trials expand to BC

    Set for targeted commercial roll-out in select cities this year, TELUS TV will provide consumers in BC and Alberta with 100 per cent digital television service, television services with hundreds of video and audio stations, flexible channel packages, on-screen caller ID and the convenience of time shifting and Video on Demand.
    TELUS also announced that team members in BC's Lower Mainland are set to begin trialing the innovative IP-based TELUS TV service with access to more than 200 channels (which should grow to more than 300 channels within a year) and Video on Demand with a large library of blockbuster movies. TELUS TV is already available in certain neighbourhoods in Calgary and Edmonton.
    TELUS TV is part of the TELUS Future Friendly(R) Home strategy, designed to bring our clients IP and wireless-based services to make their lives richer and simpler with phone, Internet and TV over a single line and on a single bill.

    Wireless High Speed expands to more cities

    TELUS continues to roll-out its Wireless High Speed service out to more Canadian cities, offering business and consumer clients access to the fastest mobile data network in the country. Wireless High Speed, or EVDO, offers consumer and business clients' access to the Internet, e-mail servers and other data at speeds similar to broadband desktop - typically 400 to 700 kilobits per second.
    Since January this year, TELUS has launched Wireless High Speed service in seven more centres: including Hamilton, Ontario's Golden Horseshoe region, Ottawa, Quebec City, fast-growing Alberta oiltown Fort McMurray and the resort centres of Whistler, Mont-Tremblant and Saint-Jovite; the company now serves 12 centres having already introduced service in Vancouver, Calgary, Edmonton, Toronto and Montreal. TELUS expects to continue to expand Wireless High Speed to other urban centres throughout 2006.

    High-speed music downloads from Canada's broadest catalogue

    TELUS Mobile Music(TM) offers clients across the country access to Canada's largest full-track mobile music catalogue and the only one offering selections from all the world's biggest record labels - EMI Music, SonyBMG, Universal Music Group and Warner Music Group.
    With the unique and easy-to-navigate TELUS Mobile Music Storefront, clients can browse, preview and download from hundreds of thousands of songs to their wireless phones and desktop computers.
    The introduction of TELUS Mobile Music is part of the new TELUS SPARK(TM) line-up of mobile entertainment, information and messaging services for consumers. SPARK also includes TELUS mobile TV(TM), multimedia messaging, downloadable images, ringtones, videos and games, and new Web browser features, including search tools and a broad range of new online content.

    Phones for multimedia music and messaging

    Alongside TELUS Mobile Music, the company also introduced the new
LG 8100, an ultimate mobile entertainment phone operating on the TELUS Wireless High Speed network. Exclusive to TELUS, the LG 8100 features a built-in MP3 player with external controls, stereo speakers for superior sound quality, TELUS Mobile TV access, video recorder functionality, a 1.3 megapixel camera, Bluetooth wireless technology for use with hands-free headsets, car kits and modems and an optional 1GB mini SD memory card for storing a wide range of music, video, photo and other files.
    TELUS also introduced the exclusive Samsung SPHA840, a compact flip phone that comes in a choice of two flashy colour schemes - black and pink or black and silver - and cool features such as the ability to create and send personalized postcards, a built-in digital camera, dual displays, internal antenna and speakerphone. Wireless postcard allows clients to overlay photos and text to make personalized postcards, then to send them to friends and family using TELUS' multimedia messaging services (MMS).

    TELUS takes a byte out of spam with second security layer

    TELUS introduced a new e-mail security system, powered by BorderWare Technologies, that is greatly reducing the volume of spam and virus e-mails received by TELUS Internet subscribers. The system acts as an initial screen in front of TELUS' existing security systems, using several methods to delete the most obvious problem e-mails before the reach the core security layer.
    The new technology is housed in TELUS' e-mail servers, meaning clients do not need to download or install it on to their computers. TELUS has experienced a five-fold increase in the number of e-mails received on its network since it first introduced spam control three years ago, putting a strain on current security systems. More than 80 per cent of those e-mails had been spam and viruses.

    Expanded e-mail service

    TELUS launched Business Inbox, a secure, two-way e-mail service that offers mobile professionals instantaneous access to critical corporate information from their mobile devices. Powered by Visto Mobile, Business Inbox operates on several TELUS handsets, works with both IBM Lotus Domino and Microsoft Exchange, and is available for clients ranging from individual users up to national enterprise clients. TELUS continues to expand its mobile e-mail service portfolio with sophisticated wireless applications, allowing business users of all kinds to stay connected and visible, anytime, anywhere.


    BUSINESS SOLUTIONS

    TELUS launches Business One, simplifying communications and IT for small business

    In March, TELUS introduced TELUS Business One, the only technology package in Canada that combines voice and high speed Internet with powerful Internet applications customized exclusively for small business. TELUS Business One combines telecommunications and high-speed Internet services with business tools such as customized email, desktop backup, website hosting, virus protection and Conference on Demand at no extra cost. TELUS Business One gives small business customers access to these IP-based tools for one price, on one simple bill, and with one dedicated technical support number for all services.

    Consumer Impact Marketing selects TELUS IP-One(R)

    Also in March, TELUS announced it had signed Consumer Impact Marketing
(CIM) to a five-year contract that will see one of the largest third party outsourcers in North America use TELUS IP-One to increase productivity and reduce costs. TELUS IP-One uses Internet protocol technology to merge voice, data and video applications into one communications solution, allowing businesses to easily manage features such as call forwarding and contact lists, to access voice-mail as they would e-mail, or conduct ad hoc multi-party conferences. The service also allows business customers the flexibility to shift employees and workstations without having to reconfigure network and telephony services.

    TELUS acquires Assurent Secure Technologies

    In April, TELUS announced the acquisition of Assurent Secure
Technologies, a Toronto-based electronic security provider. This is consistent with TELUS' strategy of making "tuck-under" acquisition to augment capabilities in the growth areas of data, wireless and IP. Assurent's 55 employees are now a key part of our Business Resiliency Services within TELUS Business Solutions.
    Assurent's core business includes security software, vulnerability research, and related engineering and consulting services. Growing rapidly since 2002, the company has approximately 90 customers, including many
Fortune 500 companies in Canada, the U.S., Europe and Asia.

    TELUS signs five-year hosting contract with Coast Hotels & Resorts

    In February, Coast Hotels & Resorts signed a $1.6 million, five-year contract with TELUS to host its new central reservations and property management system at TELUS' Calgary Intelligent Data Centre. Hosting important customer information with TELUS frees Coast Hotels and Resorts from this critical but non-core function, allowing them to focus on their core operation while giving them access to cutting-edge data centre technology a mid-sized business would otherwise be unable to afford. The system began rolling out to 10 Coast locations in Western Canada in March, and is being extended to its entire 34-hotel network.


    OTHER DEVELOPMENTS

    TELUS recognized for excellence

    In January, KPMG announced TELUS had again made the annual list of Canada's most respected companies. Of the eight performance categories the survey measures, TELUS received high marks in the category of 'Innovation and Product/Service Development.'
    TELUS was one of only 22 Canadian companies recognized for global leadership in corporate sustainability practices by Canadian Business Magazine in February. The magazine highlighted TELUS' environmental reporting, approach to sustainability, and a number of key initiatives such as recycling mobile phones and a pilot project integrating hybrid vehicles into its fleet.
    In April, TELUS was awarded three Gold Quill Awards from the
International Association of Business Communicators for excellence in corporate communications. TELUS' 2004 annual report took an award in the publications category while TeamVision, an internal news broadcast, took awards for communications management and communications skills. TELUS' annual report has a long legacy of excellence, receiving awards from organizations including the Canadian Institute of Chartered Accountants, Corporate Essentials, and IR Magazine.

    TELUS executive honoured for contribution to her community

    In March, the Women's Business Network of Ottawa named TELUS executive Janet Yale the top businesswoman of the year in their corporate category for her outstanding contributions in business and the community. Yale, TELUS' executive vice-president of Corporate Affairs, leads a national team responsible for public policy, regulation, government relations, law, corporate governance, and corporate communications. The award also recognized Ms. Yale's involvement in Ottawa organizations, noting she serves on the boards of Ashbury College, Ottawa Centre for Research and Innovation, Great Canadian Theatre Company, the Ottawa Hospital, and the Information Technology Association of Canada; chairs the United Way/Centraide Ottawa's board of directors. She is also involved in national organizations including the Council for Business and the Arts in Canada and the Canadian Film Centre.

    Leadership excellence

    In May, Karen Radford, President of TELUS Quebec and Partner Solutions, was named to Canada's Top 40 Under 40 for 2005. Each year the program recognizes 40 Canadians from the private, public and not-for-profit sectors who have reached a significant level of success and who are not yet 40 years of age. Recipients were selected by an independent advisory board of business leaders across Canada from more than 1,400 nominees. Those named to the list were chosen for their achievements in five key areas: vision and leadership, innovation and achievement, impact, community involvement and contribution as well as strategy for growth.

    Creating future friendly communities

    TELUS continues to make significant investments in the communities where its members live, work, and serve. TELUS is committed to becoming Canada's premier corporate citizen and taking a leadership role in supporting Canadians by leveraging funding, technology and expertise to help make a difference.
    TELUS supported numerous community programs and organizations this quarter including the B.C. High School Boys' Basketball Association with a four-year, $260,000 sponsorship agreement announced in January. The sponsorship will support the association's annual provincial tournament and includes annual scholarships.
    In February, TELUS announced the launch of an innovative new program for not-for-profit directors - 'Governance Essentials: A Program for Not-for-Profit Directors'. This is made possible by a partnership between ICD Corporate Governance College (a partnership between the Institute of Corporate Directors (ICD) and the University of Toronto's Joseph L. Rotman School of Management) and TELUS. The program will be offered through the ICD Corporate Governance College partner universities beginning with the Rotman School in Toronto on May 7 and thereafter in 2006 in Edmonton, Calgary, Montreal, Ottawa and Vancouver.

    Dividend declaration

    The Board of Directors declared a quarterly dividend of twenty-seven and a half cents ($0.275) per share on outstanding Common and Non-Voting Shares payable on July 1, 2006 to shareholders of record on the close of business on June 9, 2006.


 For further information:

 External Communications:         Investor Relations:
 Allison Vale,                    Robert Mitchell,
 (416) 629-6425                   (416) 279-3219
 allison.vale(at)telus.com;       ir(at)telus.com

 Certain products and services named in this release are trade-marks. The symbols (TM) and (R) indicate those owned by TELUS Corporation or its subsidiaries. All other trade-marks are the property of their respective owners.

_____________________________________________________________________________

    TELUS Corporation


    consolidated statements of income

    Periods ended March 31 (unaudited)                    Three months
    (millions except per share amounts)                2006          2005
    -------------------------------------------------------------------------
    OPERATING REVENUES                              $  2,080.5    $  1,974.7
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                                       1,201.1       1,109.1
      Restructuring and workforce reduction costs         16.7           9.4
      Depreciation                                       339.2         329.9
      Amortization of intangible assets                   63.9          72.3
    -------------------------------------------------------------------------
                                                       1,620.9       1,520.7
    -------------------------------------------------------------------------
    OPERATING INCOME                                     459.6         454.0
      Other expense, net                                   4.3           1.5
      Financing costs                                    127.0         138.4
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    INCOME BEFORE INCOME TAXES AND
     NON-CONTROLLING INTEREST                            328.3         314.1
      Income taxes                                       116.1          70.3
      Non-controlling interest                             2.1           1.6
    -------------------------------------------------------------------------
    NET INCOME AND COMMON SHARE AND
     NON-VOTING SHARE INCOME                        $    210.1    $    242.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME PER COMMON SHARE AND NON-VOTING SHARE
      - Basic                                       $     0.60    $     0.67
      - Diluted                                     $     0.60    $     0.66
    DIVIDENDS DECLARED PER COMMON SHARE
     AND NON-VOTING SHARE                           $    0.275    $     0.20
    TOTAL WEIGHTED AVERAGE COMMON SHARES AND
     NON-VOTING SHARES OUTSTANDING
      - Basic                                            349.3         360.2
      - Diluted                                          352.9         367.9


    TELUS Corporation

    consolidated balance sheets
                                                       As at        As at
                                                     March 31,   December 31,
    (unaudited) (millions)                             2006         2005
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net           $        -    $      8.6
      Accounts receivable                                610.3         610.3
      Income and other taxes receivable                      -         103.7
      Inventories                                        151.0         138.8
      Prepaid expenses and other                         243.2         154.7
      Current portion of future income taxes              86.9         226.4
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                                                       1,091.4       1,242.5
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other             7,303.5       7,339.4
      Intangible assets subject to amortization          589.9         637.5
      Intangible assets with indefinite lives          2,965.8       2,964.6
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                                                      10,859.2      10,941.5
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    Other Assets
      Deferred charges                                   884.3         850.2
      Investments                                         27.9          31.2
      Goodwill                                         3,155.0       3,156.9
    -------------------------------------------------------------------------
                                                       4,067.2       4,038.3
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                                                    $ 16,017.8    $ 16,222.3
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    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Cash and temporary investments, net           $      1.1    $        -
      Accounts payable and accrued liabilities         1,346.0       1,393.7
      Income and other taxes payable                       8.7             -
      Restructuring and workforce reduction
       accounts payable and accrued liabilities           41.5          57.1
      Advance billings and customer deposits             575.4         571.8
      Current maturities of long-term debt                75.5           5.0
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                                                       2,048.2       2,027.6
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    Long-Term Debt                                     4,513.4       4,639.9
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    Other Long-Term Liabilities                        1,636.9       1,635.3
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    Future Income Taxes                                  997.3       1,023.9
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    Non-Controlling Interest                              27.7          25.6
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    Shareholders' Equity                               6,794.3       6,870.0
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                                                    $ 16,017.8    $ 16,222.3
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    TELUS Corporation

    consolidated statements of cash flows

                                                          Three months
    Periods ended March 31 (unaudited) (millions)      2006          2005
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income                                      $    210.1    $    242.2
    Adjustments to reconcile net income to cash
     provided by operating activities:
      Depreciation and amortization                      403.1         402.2
      Future income taxes                                113.1          91.7
      Share-based compensation                             8.4           3.8
      Net employee defined benefit plans expense          (1.6)          1.5
      Employer contributions to employee defined
       benefit plans                                     (30.5)        (37.4)
      Restructuring and workforce reduction costs,
       net of cash payments                              (15.6)        (12.3)
      Amortization of deferred gains on sale-
       leaseback of buildings, amortization of
       deferred charges and other, net                    15.9          (4.4)
      Net change in non-cash working capital             (29.8)         41.1
    -------------------------------------------------------------------------
    Cash provided by operating activities                673.1         728.4
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    INVESTING ACTIVITIES
    Capital expenditures                                (320.5)       (273.2)
    Acquisition                                              -         (27.5)
    Proceeds from the sale of property
     and other assets                                      7.4           0.7
    Change in non-current materials and supplies,
     purchase of investments and other                    (3.0)         (6.2)
    -------------------------------------------------------------------------
    Cash used by investing activities                   (316.1)       (306.2)
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    FINANCING ACTIVITIES
    Common Shares and Non-Voting Shares issued            33.2          87.9
    Dividends to shareholders                            (95.9)            -
    Purchase of Common Shares and Non-Voting
     Shares for cancellation                            (231.6)       (158.3)
    Long-term debt issued                                180.6             -
    Redemptions and repayment of long-term debt         (253.0)         (1.0)
    -------------------------------------------------------------------------
    Cash used by financing activities                   (366.7)        (71.4)
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    CASH POSITION
    Increase in cash and temporary investments, net       (9.7)        350.8
    Cash and temporary investments, net,
     beginning of period                                   8.6         896.5
    -------------------------------------------------------------------------
    Cash and temporary investments, net,
     end of period                                  $     (1.1)   $  1,247.3
    -------------------------------------------------------------------------
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    SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
    Interest (paid)                                 $    (13.1)   $    (13.1)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Interest received                               $     22.5    $      6.3
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive of Investment
     Tax Credits) (paid) received, net              $     95.7    $     (1.1)
    -------------------------------------------------------------------------
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    TELUS Corporation

    Segmented Information


    Periods ended March 31               Wireline              Wireless
    (unaudited) (millions)           2006       2005       2006       2005
    -------------------------------------------------------------------------
    External revenue              $ 1,198.6  $ 1,222.2  $   881.9  $   752.5
    Inter-segment revenue              23.5       22.6        5.9        5.8
    -------------------------------------------------------------------------
                                    1,222.1    1,244.8      887.8      758.3
    Operations expense                740.4      716.6      490.1      420.9
    Restructuring and work-force
     reduction costs                   14.9        9.4        1.8          -
    -------------------------------------------------------------------------
                                      755.3      726.0      491.9      420.9
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    EBITDA(1)                     $   466.8  $   518.8  $   395.9  $   337.4
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    CAPEX(2)                      $   259.0  $   213.6  $    61.5  $    59.6
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    EBITDA less CAPEX             $   207.8  $   305.2  $   334.4  $   277.8
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    Periods ended March 31             Eliminations          Consolidated
    (unaudited) (millions)           2006       2005       2006       2005
    -------------------------------------------------------------------------
    External revenue              $       -  $       -  $ 2,080.5  $ 1,974.7
    Inter-segment revenue             (29.4)     (28.4)         -          -
    -------------------------------------------------------------------------
                                      (29.4)     (28.4)   2,080.5    1,974.7
    Operations expense                (29.4)     (28.4)   1,201.1    1,109.1
    Restructuring and work-force
     reduction costs                      -          -       16.7        9.4
    -------------------------------------------------------------------------
                                      (29.4)     (28.4)   1,217.8    1,118.5
    -------------------------------------------------------------------------
    EBITDA(1)                     $       -  $       -  $   862.7  $   856.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX(2)                      $       -  $       -  $   320.5  $   273.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX             $       -  $       -  $   542.2  $   583.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined by the Company as operating revenues less operations expense and restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.
    (2) Total capital expenditures ("CAPEX").


    Forward-looking statements
    ___________________________________________________________________________

    This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

    Assumptions for 2006 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including gross domestic product growth of 3.1% in Canada; increased wireline competition in both business and consumer markets; a wireless industry market penetration gain similar to the approximately five percentage point gain in 2005; up to $100 million of restructuring and workforce reduction expenses; an effective tax rate of approximately 34%; no prospective significant acquisitions or divestitures; no change in foreign ownership rules; and maintenance or improvement of investment-grade credit ratings.

    Factors that could cause actual results to differ materially include but are not limited to: competition; technology (including reliance on systems and information technology); regulatory developments (including wireless number portability and possible future changes to the regulatory environment); human resources (including possible labour disruptions); business integrations and internal reorganizations; process risks (including the conversion of legacy systems and security); financing and debt requirements (including share repurchases and debt redemptions); tax matters; health, safety and environment developments; litigation and legal matters; business continuity events (including manmade and natural threats); economic growth and fluctuations (including pension performance, funding and expenses); and other risk factors discussed herein and listed from time to time in TELUS' reports, public disclosure documents including the Annual Information Form, and other filings with securities commissions in Canada (filed on SEDAR at sedar.com) and the United States (filed on EDGAR at sec.gov).

    For further information, see Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis, and updates included in Section 10 of this first quarter interim Management's discussion and analysis.
    ___________________________________________________________________________

    Management's discussion and analysis

    May 3, 2006

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2006 and 2005, and should be read together with TELUS' interim consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
    TELUS' interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 18 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
    TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.

    Management's discussion and analysis contents
    -------------------------------------------------------------------------
    Section                    Contents
    -------------------------------------------------------------------------
    1.  Overall performance    A summary of consolidated results for the
                               first quarter 2006
    -------------------------------------------------------------------------
    2.  Core business,         Examples of TELUS' activities in support of
        vision and strategy    its six strategic imperatives
    -------------------------------------------------------------------------
    3.  Key performance        A report on the progress against TELUS' 2006
        drivers                priorities
    -------------------------------------------------------------------------
    4.  Capability to deliver  An update on TELUS' capability to deliver
        results                results
    -------------------------------------------------------------------------
    5.  Results from           A detailed discussion of operating results
        operations             for the first quarter of 2006
    -------------------------------------------------------------------------
    6.  Financial condition    A discussion of significant changes in the
                               balance sheet at March 31, 2006, as compared
                               to December 31, 2005
    -------------------------------------------------------------------------
    7.  Liquidity and capital  A discussion of cash flow, liquidity, credit
        resources              facilities, off-balance sheet arrangements
                               and other disclosures
    -------------------------------------------------------------------------
    8.  Critical accounting    A description of accounting estimates and
        estimates and          changes to accounting policies
        accounting policy
        developments
    -------------------------------------------------------------------------
    9.  Revised annual         A discussion of revisions to TELUS' annual
        guidance for 2006      guidance for 2006
    -------------------------------------------------------------------------
    10. Risks and risk         An update of risks and uncertainties facing
        management             TELUS and how it manages these risks
    -------------------------------------------------------------------------
    11. Reconciliation of      A description, calculation and reconciliation
        non-GAAP measures and of certain measures used by management definition of key operating indicators
    -------------------------------------------------------------------------


    1.   Overall performance

    1.1  Materiality for disclosures


    Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.



    1.2  Consolidated highlights

    -------------------------------------------------------------------------
    ($ in millions, except shares, per share       Quarters ended March 31
     amounts and subscribers)                    2006        2005     Change
    -------------------------------------------------------------------------
    Operating revenues                        2,080.5     1,974.7       5.4 %

    Operating income                            459.6       454.0       1.2 %

    Income before income taxes and
     non-controlling interest                   328.3       314.1       4.5 %

    Income taxes                                116.1        70.3      65.1 %

    Net income and Common Share and
      Non-Voting Share income                   210.1       242.2     (13.3)%

    Earnings per share, basic ($)                0.60        0.67     (10.4)%
    Earnings per share, diluted ($)              0.60        0.66      (9.1)%

    Cash dividends declared per share ($)       0.275        0.20      37.5 %

    Cash provided by operating activities       673.1       728.4      (7.6)%
    Cash used by investing activities           316.1       306.2       3.2 %
      Capital expenditures                      320.5       273.2      17.3 %
    Cash used by financing activities           366.7        71.4       n.m.

    Subscriber connections(1) (thousands)
     as at March 31                            10,306       9,792       5.2 %

    EBITDA(2)                                   862.7       856.2       0.8 %
    Free cash flow(3)                           640.1       566.6      13.0 %
    -------------------------------------------------------------------------
    pts- percentage points      n.m. - not meaningful

    (1) The sum of network access lines, wireless subscribers and Internet subscribers as measured at the end of the respective periods.
    (2) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (3) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    Highlights, as discussed in Section 5: Results from operations, include the following (comparing the first quarter of 2006 to the first quarter of 2005):

    - Subscriber connections increased by 514,000 in the 12 month period ended March 31, 2006, as wireless subscribers grew by 14.9% to
       4.6 million and Internet subscribers grew by 4.8% to one million, while network access lines decreased by 2.7% to 4.7 million.
    - Operating revenues increased by $105.8 million as the 17% growth in wireless revenues and 4% growth in wireline data revenues were partly offset by lower wireline voice revenues.
    - EBITDA increased by $6.5 million in the first quarter of 2006. Margins increased slightly in the wireless segment through subscriber growth and increased ARPU (average revenue per subscriber unit per month) despite increased operations expenses. A decrease in margins in the wireline segment were caused by increased competition for local services and continued long distance revenue erosion as well as a 4.0% increase in total wireline expenses. Wireline expenses increased in part due to increased use of contractors for network support and maintenance activities to help clear backlogs and free up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC.
    - Operating income increased by $5.6 million for the reasons described above partly offset by a small increase in depreciation and amortization expenses.
    - Income before income taxes and non-controlling interest increased by $14.2 million due primarily to lower financing costs as a result of the early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, partly offset by lower interest income.
    - Income taxes increased by $45.8 million due primarily to one-time tax recoveries recorded in the first quarter of 2005 leading to an unusually low effective tax rate in that period. The effective tax rates for the first quarter of 2006 and 2005 were 35.4% and 22.4%, respectively. The income tax expense in the first quarter of 2006 was primarily future income taxes.
    - Net income and earnings per share decreased primarily due to one-time tax recoveries and related interest income net of taxes recorded in first quarter of 2005 (approximately $54 million or 15 cents per share). Earnings per share for the first quarter of 2006 increased by approximately eight cents or 15%, when compared to 2005 earnings normalized to exclude the one-time tax recovery.

    Highlights, as discussed in Section 7: Liquidity and capital resources, include the following (comparing the first quarter of 2006 to the first quarter of 2005):

    - Cash provided by operating activities decreased by $55.3 million due mainly to the reduction of securitized accounts receivable by $100 million and reduced accounts payable and accrued liabilities, partly offset by greater cash tax recoveries and related interest received as well as reduced trade accounts receivable.
    - Cash used by investing activities increased primarily due to greater capital expenditures.
    - Cash used by financing activities increased by $295.3 million due mainly to increased purchases of Common Shares and Non-Voting Shares under normal course issuer bids and payment of dividends.
    - Free cash flow increased primarily due to greater cash tax recoveries and related interest received, partly offset by increased capital expenditures.

    2.   Core business, vision and strategy

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10:
Risks and risk management of this report.
    TELUS' core business, vision and strategy were detailed in its 2005 annual Management's discussion and analysis. Recent activities in support of the Company's six strategic imperatives include the following:

         Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

    In April 2006, TELUS acquired privately-owned FSC Internet Corp.
operating as Assurent Secure Technologies ("Assurent"), a Toronto-based provider of information technology security services and products. Assurent's core business includes security software, vulnerability research, and related engineering and consulting services provided to some 90 customers in Canada, the U.S., Europe and Asia. This acquisition, with annual revenues of less than $10 million, is expected to augment TELUS' existing suite of security solutions and is also consistent with the imperative of "focusing relentlessly on the growth markets of data, IP and wireless."

         Focusing relentlessly on the growth markets of data, IP and wireless

    In 2006 up to mid-April, TELUS has expanded the availability of its wireless high speed service to Fort McMurray, Mont-Tremblant and Saint-Jovite, Quebec City, and Whistler. Wireless high speed services have typical download speeds of 400 to 700 kilobits per second, based on the CMDA 1xEVDO standard, the newest third generation, or 3G, wireless data technology available. TELUS also offers a variety of wireless High Speed PCS phones and data devices, including the LG 8100, the Motorola RAZR V3c, the RIM BlackBerry 7130e, the UTStarcom Pocket PC 6700, the Kyocera Passport KPC650 and the Sierra Wireless AirCard 580. Each of these devices are backward compatible, providing customers with the ability to use them on TELUS' national 1X data network (which covers more than 90 per cent of the Canadian population) when they're outside a wireless high-speed coverage area. By uniting wireless broadband services with new portable computing and entertainment devices, TELUS is providing business clients and consumers in eleven communities and major centres across Canada with powerful mobile data solutions.
    TELUS introduced its SPARK (TM) line of mobile entertainment, information and messaging services for consumers, which includes TELUS Mobile Music (TM), TELUS Mobile TV (TM), multimedia messaging, downloadable images, ring tones, videos and games, and new Web browser features, including search tools and a broad range of new online content. TELUS' new mobile music service offers customers across Canada access to a large mobile music catalogue with selections from EMI Music, SonyBMG, Universal Music Group and Warner Music Group. This service operates on both the wireless high speed network and the 1x digital data network - the latter at speeds of up to 144 kilobits per second.
    TELUS continues its targeted launch of TELUS TV (R) service. In January 2006, TELUS announced the construction of a "head end" in B.C. to gather TV signals from dozens of satellites for transmission to customers in B.C. and Alberta. When this new facility begins to operate, it will join the existing centre in Edmonton, both servicing customers in the two provinces and providing back up capability to each other in the event of an outage. Also in January, the choice of movies available for TELUS TV video-on-demand service was expanded with the announcement of a long-term distribution agreement with Twentieth Century Fox. TELUS has now announced plans to expand from its targeted launches in Edmonton and Calgary with a trial and targeted launch in the B.C. lower mainland in the fall of 2006.

    3.   Key performance drivers

    The Company set new priorities for 2006 to advance its strategy; achieve meaningful commercial differentiation in the markets; capitalize on the technology convergence of wireless and wireline; and drive continued operating efficiency and effectiveness.

    -------------------------------------------------------------------------
           2006 corporate priorities across wireline and wireless
    -------------------------------------------------------------------------

    Advance TELUS' leadership in the consumer market through:

    - TELUS' future friendly suite of data applications for customers at home and on the move
    -  Best-in-class customer loyalty through cost-effective customer experience
    - Expanding TELUS' channel partner relationships to strengthen its distribution.
    -------------------------------------------------------------------------

    Advance TELUS' position in the business market through:

    - Innovative solutions that enhance the competitiveness of TELUS' customers and deepen their loyalty to TELUS

       In April 2006, the Company introduced the TELUS Business One(R) Bundle, which offers small and medium business customers a choice of communications tools for one price, a single point of contact for technical services and one simplified bill. TELUS Business One includes high-speed Internet, long distance service, up to $30 per month worth of powerful business tools at no extra cost, exclusive pricing on upgrades to these business tools, and optional phone and calling services. Customers also have a dedicated 24 x 7 support for their business services.

    - Increasing the Company's share in the business market by leveraging TELUS' mobile solutions such as high-speed data
    -  Improving delivery of managed solutions to small business customers.
     -------------------------------------------------------------------------

    Advance TELUS' position in the wholesale market through:

    - Strengthening the Company's North American reach through innovative IP solutions
    - Establishing creative and preferred partnerships to grow TELUS' national customer base
    - Optimizing the use of partner networks to complement TELUS' network investments.
    -------------------------------------------------------------------------

    Drive improvements in productivity and service excellence by:

    - Realizing efficiencies from the integration of wireline and wireless operations
    - Driving improvements in enterprise-wide productivity and customer service excellence to increase competitiveness
    - Capturing value from TELUS' investments in technology and innovation to streamline operations.
    -------------------------------------------------------------------------

    Strengthen the spirit of the TELUS team and brand, and develop the best talent in the global communications industry by:

    -  Continuing to leverage best practices across the Company
    - Cultivating a business ownership culture that embraces a philosophy of "our business, our customers, our team, my responsibility"
    - Capitalizing on TELUS' reputation as a progressive, high-performance Company to attract and retain the best team in Canada
    - Providing team members innovative opportunities for growth, development and employment options.
    -------------------------------------------------------------------------

    4.   Capability to deliver results

    4.1  Operational capabilities across wireline and wireless

         Integration of wireline and wireless operations

    The integration of the wireline and wireless operations continues. One of the expected benefits of integration is that TELUS will be better able to serve customers through attractive solutions that combine competitive wireline services with wireless services. To facilitate this initiative, TELUS combined its wireline, wireless and broadcasting operations into a single legal entity, TELUS Communications Company partnership on March 1, 2006. See Section 10.3 Business integration and internal reorganizations.

         Development of a new billing system in the wireline segment

    The development of a new wireline billing system continued in the first quarter of 2006, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contact, and information management. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. The Company plans to implement this project in phases, beginning with a launch for consumer mass market accounts currently planned for 2006. See Section 10.4 Process risks.

         Continued recognition for TELUS' wireless operational excellence

    For eight consecutive quarters, TELUS' wireless segment has attained first or second place in the survey of North American wireless operators published by N. Moore Capital. TELUS was most recently ranked second across an array of wireless operating and financial metrics for the fourth quarter of 2005.

    4.2  Liquidity and capital resources

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as TELUS' annual 2005 Management's discussion and analysis Section 9.3 Financing plan for 2006 and Section 10.7 Financing and debt requirements.
    At March 31, 2006, TELUS had access to undrawn credit facilities of approximately $1.5 billion. These, combined with expected cash flow from operations and availability under the accounts receivable securitization program, the Company believes it has sufficient capability to fund its requirements in 2006. The following table describes the status of TELUS' financing plan.

    -------------------------------------------------------------------------
    2006 financing plan and results
    -------------------------------------------------------------------------
    TELUS' 2006 financing plan was to use free cash flow generated by its business operations to:
    -------------------------------------------------------------------------

    - Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the Normal Course Issuer Bid ("NCIB")

       Repurchased approximately 1.8 million Common Shares and 3.3 million Non-Voting Shares for $231.6 million in the first quarter of 2006. Between December 20, 2004 and March 31, 2006, the Company repurchased approximately 28.1 million TELUS shares for $1.2 billion under two NCIB programs. See Section 7.3 Cash used by financing activities.
   --------------------------------------------------------------------------

    -  Pay dividends

       The declared dividend for the first quarter of 2006, payable on
       April 1, was 27.5 cents per share, as compared to 20 cents in the first quarter of 2005. The target dividend payout ratio guideline continues to be in the range of 45 to 55% of sustainable net earnings.
    -------------------------------------------------------------------------

    -  Retain cash-on-hand for corporate purposes

       During the first quarter of 2006, securitized accounts receivable were reduced by a net $100 million, while bank facilities were reduced by a net $71 million. At March 31, 2006, the balance of cash and short-term investments was not significant.
    -------------------------------------------------------------------------

    Other financing objectives included:
    -------------------------------------------------------------------------

    -  Maintain a minimum $1 billion in unutilized liquidity

       TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at March 31, 2006.
    -------------------------------------------------------------------------

    - Maintain position of fully hedging foreign exchange exposure for indebtedness

       Maintained as planned at March 31, 2006.
    -------------------------------------------------------------------------

    - Give consideration to refinancing all or a portion of U.S Dollar denominated Notes due June 1, 2007 in advance of its scheduled maturity

       In contemplation of the planned refinancing of the debt maturing
       June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt.
    -------------------------------------------------------------------------

    - Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

       Investment grade credit ratings from the four rating agencies that cover TELUS were maintained in the target range.
    -------------------------------------------------------------------------

    5.   Results from operations

    5.1  General

    The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision maker).

    5.2 Quarterly results summary

    -------------------------------------------------------------------------
    ($ in millions, except
    per share amounts)           2006 Q1  2005 Q4  2005 Q3  2005 Q2  2005 Q1
    -------------------------------------------------------------------------
    Segmented revenue
     (external)
      Wireline segment           1,198.6  1,209.9  1,198.6  1,216.5  1,222.2
      Wireless segment             881.9    876.8    864.2    802.0    752.5
    -------------------------------------------------------------------------
    Operating revenues
     (consolidated)              2,080.5  2,086.7  2,062.8  2,018.5  1,974.7
      Operations expense         1,201.1  1,316.8  1,221.5  1,146.1  1,109.1
      Restructuring and
       workforce reduction costs    16.7     35.5      1.6      7.4      9.4
      Depreciation                 339.2    346.2    335.6    330.9    329.9
      Amortization of intangible
       assets                       63.9     67.0     73.6     68.2     72.3
    -------------------------------------------------------------------------
    Operating income               459.6    321.2    430.5    465.9    454.0
      Other expense (income)         4.3      9.3      7.1      0.5      1.5
      Financing costs              127.0    171.7    144.8    168.2    138.4
      Income taxes                 116.1     58.8     86.9    106.0     70.3
      Non-controlling interest       2.1      2.9      1.6      1.7      1.6
    -------------------------------------------------------------------------
    Net income                     210.1     78.5    190.1    189.5    242.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Net income per weighted average
     Common Share and Non-Voting
     Share outstanding
         - basic                    0.60     0.22     0.53     0.53     0.67
         - diluted                  0.60     0.22     0.53     0.52     0.66
    Dividends declared per
     Common Share and Non-Voting
     Share outstanding             0.275    0.275     0.20     0.20     0.20
    -------------------------------------------------------------------------


    -------------------------------------------------------
    ($ in millions, except
    per share amounts)           2004 Q4  2004 Q3  2004 Q2
    -------------------------------------------------------
    Segmented revenue
     (external)
      Wireline segment           1,209.3  1,199.9  1,189.0
      Wireless segment             755.6    747.0    676.6
    -------------------------------------------------------
    Operating revenues
     (consolidated)              1,964.9  1,946.9  1,865.6
      Operations expense         1,178.5  1,112.8  1,080.1
      Restructuring and
       workforce reduction costs    19.8     16.2      0.7
      Depreciation                 338.3    327.1    320.7
      Amortization of intangible
       assets                       79.2     80.5     86.9
    -------------------------------------------------------
    Operating income               349.1    410.3    377.2
      Other expense (income)         8.7     (3.2)     2.0
      Financing costs              152.8    158.6    156.9
      Income taxes                  50.4     97.2     44.9
      Non-controlling interest       1.6      1.1      1.1
    -------------------------------------------------------
    Net income                     135.6    156.6    172.3
    -------------------------------------------------------
    -------------------------------------------------------
    Net income per weighted average
      Common Share and Non-Voting
       Share outstanding
         - basic                    0.38     0.44     0.48
         - diluted                  0.37     0.43     0.48
    Dividends declared per
     Common Share and Non-Voting
     Share outstanding              0.20     0.15     0.15
    -------------------------------------------------------

    The trend in consolidated Operating revenues reflects strong growth in wireless revenue, which arose from the combined effects of increased average revenue per subscriber unit per month ("ARPU") and a growing subscriber base. The trend also reflects growth in wireline segment data revenue, while wireline long distance and other revenues have decreased. In the first quarter of 2006, wireline local revenue decreased when compared to the same period in 2005, due to increasing competition for local services. Wireline revenues include the generally negative effect of regulatory price cap decisions.
    The trend in Operating income was affected by temporary net expenses leading up to and resulting from a labour disruption in 2005; such temporary expenses included in Operations expense were estimated to be approximately
$16 million, $65 million and $52 million, respectively for the second, third and fourth quarter of 2005. In addition, Restructuring and work force reduction charges varied significantly by quarter, depending on the progress of initiatives under way at the time. Depreciation is increasing modestly due to continued investment in shorter-life data and wireless equipment, while Amortization of intangible assets is decreasing as several software assets have been fully amortized.
    Within Financing costs, interest expenses trended lower, except for two one-time charges: a second quarter 2005 accrual of $17.5 million for settlement of a lawsuit related to a 1997 BC TEL bond redemption matter as well as a fourth quarter 2005 charge of $33.5 million to early redeem
$1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed significantly to lower Financing costs in the first quarter of 2006. Financing costs were also net of varying interest income in each of the periods shown.
    The trend in Net income and earnings per share reflect the items noted above. In addition, Net income and earnings per share for seven of the quarters included net favourable impacts for the settlement of prior years' tax matters and consequential adjustments. The most significant income tax recoveries and related interest income net of taxes were recorded in the second quarter of 2004 (approximately $45 million or 13 cents per share) and the first quarter of 2005 (approximately $54 million or 15 cents per share).
    Historically, there is significant fourth quarter seasonality for wireless subscriber gross additions, related acquisition costs and equipment sales, and to a lesser extent, for wireline high-speed Internet subscriber gross additions.
    On May 3, 2006, the Board of Directors of TELUS declared a quarterly dividend of 27.5 cents per share on outstanding Common and Non-Voting Shares payable on July 1, 2006 to shareholders of record on the close of business on June 9, 2006.

    5.3  Consolidated results from operations

    -------------------------------------------------------------------------
    ($ in millions except EBITDA margin)         Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    Operating revenues                        2,080.5     1,974.7       5.4 %
    Operations expense                        1,201.1     1,109.1       8.3 %
    Restructuring and workforce reduction
     costs                                       16.7         9.4      77.7 %
    -------------------------------------------------------------------------
    EBITDA(1)                                   862.7       856.2       0.8 %
    Depreciation                                339.2       329.9       2.8 %
    Amortization of intangible assets            63.9        72.3     (11.6)%
    -------------------------------------------------------------------------
    Operating income                            459.6       454.0       1.2 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    EBITDA margin(%)(2)                          41.5        43.4   (1.9) pts

    Total employees, end of period             29,290      28,456       2.9 %
    -------------------------------------------------------------------------

    (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
    (2) EBITDA margin is EBITDA divided by Operating revenues.

    -------------------------------------------------------------------------

    The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring and workforce reduction costs, EBITDA and capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

         Operating revenues

    Consolidated Operating revenues increased by $105.8 million in the first quarter of 2006, when compared with the same period in 2005. Revenue and subscriber growth continued in wireless operations as well as in wireline data services including enhanced data, managed workplace and high-speed Internet services. However, wireline revenues declined overall as long distance and equipment sales revenues continued to erode, and voice local revenue showed a year-over-year decrease due to the effects of increased competition and a one-time regulatory recovery in the same period in 2005.

         Operations expense

    Consolidated operations expense increased by $92.0 million in the first quarter of 2006, when compared to the same period in 2005. The increase was primarily in the wireless segment due to higher gross subscriber additions, higher costs of acquisition ("COA") and increased subscriber retention activity as well as increased staffing to support the 15% growth in subscribers over the past twelve months. In addition, increased wireline segment expenses included network maintenance and support costs to reduce backlogs and improve quality of service indicators. For TELUS, the net expense for defined benefit pension plans did not change significantly, as favourable returns on plan assets in 2005 offset the use of a lower discount rate for 2006.

         Restructuring and workforce reduction costs

         General

    In 2005, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integrations. These initiatives aimed to improve the Company's operating and capital productivity. As at March 31, 2006, no future expenses remain to be accrued or recorded under the smaller initiatives that were substantially completed in 2005, but variances from estimates currently recorded may be recorded in subsequent periods.
    On November 24, 2005, the Company announced the integration of its wireline and wireless operations, an initiative that will continue into future years and that is a component of the Company's competitive efficiency program. For the three-month period ended March 31, 2006, $3.8 million of restructuring and workforce reduction costs were recorded in respect of this initiative and were included with general programs initiated in 2006.
    In the first quarter of 2006, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness.
    Also arising from its competitive efficiency program, the Company undertook an initiative for a departmental reorganization and reconfiguration, resulting in integration and consolidation. Approximately 600 bargaining unit employees may be affected by this initiative and were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan). Expenses under this initiative are expected to be recorded in the second quarter of 2006, as affected employees were not required to select an option until after March 31, 2006 and therefore the associated expenses were not eligible for recording during the three-month period ended March 31, 2006. Future costs will be incurred as the initiative continues.
    Restructuring and workforce reduction costs recorded in the first quarter of 2006 totaled $16.7 million, an increase from $9.4 million recorded in the same period last year. The Company's estimate of restructuring and workforce reduction costs in 2006, arising from its competitive efficiency program, which includes the office closures and contracting out and integration of wireline and wireless operations, is not currently expected to exceed
$100 million.

         Office closures and contracting out

    In connection with the collective agreement signed in the fourth quarter of 2005, an accompanying letter of agreement set out the planned closure, on February 10, 2006, of a number of offices in British Columbia. This initiative is a component of the Company's competitive efficiency program and is aimed at improving the Company's operating and capital productivity. The approximately 250 bargaining unit employees affected by these office closures were offered the option of redeployment or participation in a voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan).
    As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter of agreement setting out the planned closure of a number of offices in British Columbia, but variances from estimates currently recorded may be recorded in subsequent periods. Other costs, such as other employee departures and those associated with real estate, are expected to be incurred and recorded subsequent to March 31, 2006.
    Similarly, an additional accompanying letter of agreement set out that the Company intends to contract out specific non-core functions over the term of the collective agreement. This initiative is a component of the Company's competitive efficiency program and is aimed at allowing the Company to focus its resources on those core functions that differentiate the Company for its customers. The approximately 250 bargaining unit employees currently affected by contracting out initiatives were offered the option of redeployment or participation in the voluntary departure program (either the Early Retirement Incentive Plan or the Voluntary Departure Incentive Plan.).
    As at March 31, 2006, no future expenses remain to be accrued or recorded under the letter agreement setting out the contracting out of specific non-core functions, in respect of the approximately 250 bargaining unit employees currently affected, but variances from estimates currently recorded may be recorded in subsequent periods. Future costs will be incurred as the initiative continues.

         EBITDA

    EBITDA increased by $6.5 million in the first quarter of 2006, when compared with the same period in 2005. The increase in EBITDA was due primarily to wireless segment subscriber growth and increased ARPU, partly offset by wireless operations expense growth, leading to a slight increase in the wireless EBITDA margin. Wireline segment EBITDA decreased due primarily to increased competition for local services, continued long distance revenue erosion as well as a 4.0% increase in operating expenses due in part due to increased use of contractors for network support and maintenance. The EBITDA margin decrease of 1.9 percentage points originated in the wireline segment.

         Depreciation and amortization

    Depreciation increased by $9.3 million in the first quarter of 2006, when compared with the same period in 2005. The increase was due primarily to a reduction in service lives for servers and furniture as well as increased retirements of network assets, which were partly offset by lower depreciation for high speed Internet modems that are fully depreciated. Amortization of intangible assets decreased by $8.4 million in the first quarter of 2006, when compared with the same period in 2005, as a result of several software assets becoming fully amortized.

         Operating income

    Operating income increased by $5.6 million in the first quarter of 2006, when compared with the same period in 2005, due primarily to the growth in EBITDA as described above.


         Other income statement items
    -------------------------------------------------------------------------
    Other expense, net                           Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                  4.3         1.5     186.7 %
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, charitable donations, gains and losses on disposal of property, and income
(loss) or impairments in equity or portfolio investments. The accounts receivable securitization expense was $3.2 million in first quarter of 2006, as compared to $1.0 million in the same period in 2005. The increase resulted primarily from a higher balance of proceeds from securitized accounts receivable in 2006 (see Section 7.6 Accounts receivable sale).

    -------------------------------------------------------------------------
    Financing costs                              Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Interest on long-term debt, short-term
     obligations and other                      127.0       159.0     (20.1)%
    Foreign exchange losses (gains)               1.1         2.5     (56.0)%
    Interest income                              (1.1)      (23.1)     95.2 %
    -------------------------------------------------------------------------
                                                127.0       138.4      (8.2)%
    -------------------------------------------------------------------------

    Interest on long-term debt, short-term obligations and other decreased by $32.0 million in the first quarter of 2006, when compared with same period in 2005, due primarily to the lower debt levels as a result of early redemption of $1.578 billion of 7.50%, Series CA, Notes on December 1, 2005, as well as the conversion/redemption of convertible debentures in the second quarter of 2005. TELUS maintains a hedging program using cross currency swaps, and as a result, long-term financing costs were generally unaffected by fluctuations in the value of the Canadian dollar against the U.S. dollar. Debt (the sum of Long-term Debt, Current maturities and the deferred hedging liability) was $5,732 million at March 31, 2006, a 22% reduction when compared with $7,375 million on March 31, 2005.
    Interest income decreased by $22.0 million in the first quarter of 2006, when compared with the same period in 2005. The decrease was due primarily to one-time interest on tax refunds of $15.6 million recorded in the first quarter of 2005. Interest income earned primarily from cash and temporary investments decreased to $1.1 million in the first quarter of 2006 from $7.5 million in the same period in 2005, as available cash balances were used for debt redemption.

    -------------------------------------------------------------------------
    Income taxes                                 Quarters ended March 31
    ($ millions, except tax rates)               2006        2005     Change
    -------------------------------------------------------------------------
    Blended federal and provincial
     statutory income tax based on
     net income before tax                      111.5       108.7       2.6 %
    Changes in estimates of available
     deductible differences in prior years          -       (36.0)    100.0 %
    Tax rate differential on, and
     consequential adjustments from, the
     reassessment of prior year tax issues       (0.3)      (11.3)     97.3 %
    Large corporations tax and other              4.9         8.9     (44.9)%
    -------------------------------------------------------------------------
                                                116.1        70.3      65.1 %
    -------------------------------------------------------------------------
    Blended federal and provincial statutory
     tax rates (%)                               34.0        34.6   (0.6) pts
    Effective tax rates (%)                      35.4        22.4   13.0  pts
    -------------------------------------------------------------------------

    The increase in the blended federal and provincial statutory income tax expense was due mainly to the 4.5% increase in income before taxes in the first quarter of 2006, when compared with the same period in 2005. The blended federal and provincial tax rate decreased due to a reduction to general corporate income tax rates on income taxed in B.C, effective July 1, 2005, partly offset by an increase to general corporate income tax rates in Quebec beginning January 1, 2006. Reductions in tax in 2005 included changes in estimates of available deductible differences in prior years and a tax rate differential and consequential adjustments from the favourable reassessment of prior years' tax issues. During the first quarter of 2006, the Government of Alberta announced legislation to reduce the general corporate income tax rate from 11.5% to 10% for income taxed in Alberta effective April 1, 2006. As the legislation was not substantively enacted until April 2006, no adjustments were recorded in the first quarter of 2006; however, management expects to record a tax recovery of approximately $13 million for the revaluation of future income tax liabilities in the second quarter of 2006. Management also expects the effective income tax rate to be approximately 34% for the full year of 2006. See Forward-looking statements at the beginning of Management's discussion and analysis.
    Based on the assumption of the continuation of the rate of TELUS earnings, the legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to fully utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Current income taxes recorded in 2007 for income not sheltered by remaining tax losses are not expected to become payable until 2008.

    -------------------------------------------------------------------------
    Non-controlling interest                     Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                  2.1         1.6      31.3 %
    -------------------------------------------------------------------------

    Non-controlling interest represents minority shareholders' interests in several small subsidiaries.


    5.4  Wireline segment results

    -------------------------------------------------------------------------
    Operating revenues - wireline segment        Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Voice local                                 535.6       552.8      (3.1)%
    Voice long distance                         207.8       226.4      (8.2)%
    Data                                        393.6       377.6       4.2 %
    Other                                        61.6        65.4      (5.8)%
    -------------------------------------------------------------------------
    External operating revenue                1,198.6     1,222.4      (1.9)%
    Intersegment revenue                         23.5        22.6       4.0 %
    -------------------------------------------------------------------------
    Total operating revenue                   1,222.1     1,244.8      (1.8)%
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators -
     wireline segment
                                                         At March 31
    (000s)                                       2006        2005     Change
                                             --------------------------------

    Residential network access lines            2,900       3,024      (4.1)%
    Business network access lines               1,763       1,769      (0.3)%
                                             ---------  ----------  ---------
    Total network access lines(1)               4,663       4,793      (2.7)%

    High-speed Internet subscribers             801.7       711.9      12.6 %
    Dial-up Internet subscribers                227.8       270.4     (15.8)%
                                             ---------  ----------  ---------
    Total Internet subscribers(2)             1,029.5       982.3       4.8 %

                                                 Quarters ended March 31
    (000s)                                       2006        2005     Change
                                             --------------------------------
    Change in residential network
     access lines                                 (28)        (14)   (100.0)%
    Change in business network access lines        -           (1)      n.m.
                                             ---------  ----------  ---------
    Change in total network access lines(1)       (28)        (15)    (86.7)%

    High-speed Internet net additions            38.6        22.2      73.9 %
    Dial-up Internet net reductions              (8.3)      (11.2)     25.9 %
                                             ---------  ----------  ---------
    Total Internet subscriber net additions      30.3        11.0     175.5 %
    -------------------------------------------------------------------------

    (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems. Consistent with the presentation for 2006, network access lines for 2005, and for the end of 2004, include a reclassification of approximately 9,000 between residential and business; no change was recorded in total access lines.
    (2) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

    -------------------------------------------------------------------------

    Wireline revenues decreased by $22.7 million in the first quarter of 2006, when compared with the same period in 2005, as the growth in data revenues was more than offset by increased competition for local services, a one-time regulatory recovery in local revenues in the prior year period, continued erosion of long distance revenues and lower voice equipment sales.

    - Voice local revenue decreased by $17.2 million in the first quarter of 2006, when compared with the same period in 2005 due primarily to lower regulatory recoveries and residential access line losses due to increased competition. Regulatory recoveries drawn from the price cap deferral account to offset mandated additional discounts for competitive digital network services (in basic data services), pursuant to CRTC Decision 2005-6, were approximately $11 million in the first quarter of 2006, as compared to approximately $18 million in the first quarter of 2005 - the amount in 2005 included a one-time adjustment for prior years. Another regulatory recovery affecting the first quarter of 2005 was a one-time positive $6.4 million recorded pursuant to CRTC Decision 2005-4 (pertaining to subsidy requirements for high cost serving areas in TELUS Quebec ILEC territory for 2003 to
       2005).

       Residential line losses include the effect of increased competition from resellers, VoIP competitors including cable-TV companies, technological substitution to wireless services, and lower numbers of second lines resulting from migration of dial-up Internet subscribers to high-speed Internet. In 2006, cable telephony is offered in more communities in TELUS' incumbent regions including Edmonton, Fort McMurray, Rimouski, Victoria, and Vancouver and adjacent communities, compared with only Calgary in the first quarter of 2005. Total business lines did not change significantly during the first quarter of 2006 and the first quarter of 2005 as growth in non-incumbent regions offset competitive losses and migration to more efficient ISDN (integrated services digital network) services in incumbent local exchange carrier ("ILEC") regions.

    - Voice long distance revenues decreased by $18.6 million in the first quarter of 2006, when compared with the same period in 2005, due primarily to lower prices and lower ILEC volumes, which is consistent with industry wide trends of strong price competition and technological substitution (Internet and wireless). The 8.2% rate of decrease in long distance revenue exceeded the 1.4% rate of erosion from the same period in 2005, and is more consistent with the 7.7% rate of erosion observed in the fourth quarter of 2005.

    - Wireline segment data revenues increased by $16.0 million in the first quarter of 2006, when compared with the same period in 2005. This growth was primarily due to: (i) increased Internet, enhanced data and hosting service revenues as a result of traction from new business contracts and continued growth in high-speed Internet subscribers partly offset by a lower average price; (ii) increased managed data revenues from the provision of business process outsourcing services to customers and one and one-half months additional call centre revenues from Ambergris (acquired in mid-February 2005); and (iii) lower discounts for competitive digital network services. Partially offsetting this growth were lower data equipment sales in the first quarter of 2006 as well as continued migration of basic data services to more efficient enhanced data services

       The improvement in high-speed Internet subscriber net additions in the first quarter of 2006 was due to successful marketing, including promotions that were not available in the prior year, resulting in increased gross additions, enhanced by lower deactivations of existing customers.

    - Other revenue decreased by $3.8 million in the first quarter of 2006, when compared with the same period in 2005, due mainly to lower voice equipment sales.

    - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.

    Total external operating revenue included non-ILEC revenues of $164.1 million in the first quarter of 2006, an increase of $4.6 million or 2.9% when compared with same period in 2005. Non-ILEC voice long distance revenues increased by approximately 13% over the same period last year mainly as a result of increased volumes, partly offset by lower average rates. Growth in revenues was partly offset by re-pricing of renewal contracts and competitive pricing affecting new contracts, as well as lower equipment sales.

    -------------------------------------------------------------------------
    Operating expenses - wireline segment        Quarters ended March 31
    ($ millions, except employees)               2006        2005     Change
    -------------------------------------------------------------------------
    Salaries, benefits and
      other employee-related costs              413.2       414.1      (0.2)%
    Other operations expenses                   327.2       302.5       8.2 %
    -------------------------------------------------------------------------
    Operations expense                          740.4       716.6       3.3 %
    Restructuring and workforce reduction costs  14.9         9.4      58.5 %
    -------------------------------------------------------------------------
    Total operating expenses                    755.3       726.0       4.0 %
    -------------------------------------------------------------------------
    Total employees, end of period             22,384      22,172       1.0 %
    -------------------------------------------------------------------------

    Total operating expenses increased by $29.3 million in first quarter of 2006, when compared with the same period in 2005. Growth in operations expenses was a result of increased use of contractors for network support and maintenance activities and computer system development, facilitating clearance of backlogs and freeing up TELUS staff to improve customer service, as reflected in improved quality-of-service metrics defined by the CRTC. The 212 increase in total employees included approximately 520 at TELUS' international call centre operations, and approximately 90 at TELUS Sourcing Solutions to support the provision of additional human resource outsourcing services to customers, while staffing elsewhere decreased by 398.

    - Salaries, benefits and employee-related expenses were relatively unchanged in the first quarter of 2006, when compared with the same period in 2005. Employee-related expenses increased by approximately $4 million due to increased overtime and travel as well as training required for new hires, employee back-to-work sessions and TELUS TV initiatives. This increase was generally offset by a reduction in other salaries and benefits.

    - Other operations expenses increased by $24.7 million in the first quarter of 2006, when compared with the same period in 2005. The increase in other expenses was mainly the result of: (i) increased contractor and consulting costs to support network maintenance and construction as well as computer system development (ii), increased facilities, transit and termination charges for higher outbound traffic volumes including increased international traffic; and (iii) increased consumer promotions expense for high-speed Internet. These increases were partly offset by a lower cost of goods sold associated with lower voice and data equipment sales. Bad debt expenses and capitalization of labour did not change significantly from the same period one year ago.

    - Restructuring and work force reduction costs applicable to the wireline segment increased by $5.5 million.

    Included in the total wireline segment operations expenses are non-ILEC operations expenses of $158.8 million in the first quarter of 2006, an increase of $7.2 million or 4.7%, when compared with the same period in 2005. Expense increases included higher facilities, transit and termination costs from increased traffic volumes, increased contract and consulting expenses, as well as higher salaries, benefits and employee-related costs, party offset by a lower cost of sales related to lower equipment sales revenue.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -
    wireline segment                             Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                         466.8       518.8     (10.0)%
    EBITDA margin (%)                            38.2        41.7   (3.5) pts
    -------------------------------------------------------------------------

    EBITDA decreased by $52.0 million in the first quarter of 2006, when compared with the same period in 2005. The primary causes were lower revenues from increased competition for local services and continued long distance revenue erosion, while total wireline operating expenses increased by 4.0%. Non-ILEC EBITDA was $5.3 million in the first quarter of 2006, a decrease of $2.6 million when compared with the same period in 2005. The decrease in non-ILEC EBITDA resulted from competitive pressures on pricing combined with expense increases for higher traffic volumes as well as increased consulting costs.
    Wireline segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    5.5  Wireless segment results

    -------------------------------------------------------------------------
    Operating revenues - wireless segment        Quarters ended March 31
    ($ millions)                                 2006        2005     Change
    -------------------------------------------------------------------------
    Network revenue                             824.7       695.5      18.6 %
    Equipment revenue                            57.2        57.0       0.4 %
    -------------------------------------------------------------------------
    External operating revenue                  881.9       752.5      17.2 %
    Intersegment revenue                          5.9         5.8       1.7 %
    -------------------------------------------------------------------------
    Total operating revenue                     887.8       758.3      17.1 %
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Key operating indicators - wireless segment
    -------------------------------------------------------------------------
    (000s)                                               At March 31
                                                 2006        2005     Change
                                             --------------------------------
    Subscribers - postpaid                    3,737.2     3,315.1      12.7 %
    Subscribers - prepaid                       876.0       701.5      24.9 %
                                             ---------  ----------  ---------
    Subscribers - total(1)                    4,613.2     4,016.6      14.9 %

    Digital POPs(2) covered including
     roaming/resale (millions)(3)                30.6        30.2       1.3 %
                                             --------------------------------

                                                     Quarters ended March 31
    (000s)                                       2006         2005    Change
                                             --------------------------------
    Subscriber gross additions - postpaid       179.7        184.9     (2.8)%
    Subscriber gross additions - prepaid         95.1         68.3     39.2 %
                                             ---------  ----------  ---------
    Subscriber gross additions - total          274.8        253.2      8.5 %

    Subscriber net additions - postpaid          70.4         74.8     (5.9)%
    Subscriber net additions - prepaid           22.1          5.4    309.3 %
                                             ---------  ----------  ---------
    Subscriber net additions - total             92.5         80.2     15.3 %

    Churn, per month (%)(4)(5)                   1.33         1.45 (0.12) pts
    COA(6) per gross subscriber addition ($)(4)   429          355     20.8 %
    ARPU ($)(4)                                    60           58      3.4 %
    Average minutes of use
     per subscriber per month (MOU)               386          371      4.0 %

    EBITDA to network revenue (%)                48.0         48.5  (0.5) pts
    Retention spend to network revenue(4) (%)     6.2          5.5    0.7 pts
    EBITDA ($ millions)                         395.9        337.4     17.3 %
    EBITDA excluding COA ($ millions)(4)        513.8        427.2     20.3 %
    -------------------------------------------------------------------------
    pts - percentage points

    (1) Subscribers are measured at the end of the reporting period based on information from billing systems.
    (2) POPs is an acronym for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) At March 31, 2006, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (4) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
    (5) Due to a change in business policy requiring postpaid customers to provide 30 days notice prior to deactivation, a one-time deferral of approximately 4,800 deactivations. Normalized to exclude this one-time positive impact, the churn rate was 1.37% in the first quarter of 2006.
    (6) Cost of acquisition.

    -------------------------------------------------------------------------

    - Wireless segment Network revenue increased by $129.2 million over the first quarter of 2005 to $824.7 million for the first quarter of 2006, a record for TELUS. This growth was a result of the 14.9% expansion of the subscriber base combined with a $2 increase in average revenue per subscriber unit per month ("ARPU"). The ARPU growth was attributed to increased data usage as well as higher revenues related to average minutes of use per subscriber per month ("MOU").

       Data revenues increased to 6.2% of Network revenue, or $51.3 million, in the first quarter of 2006 as compared to 3.5% of Network revenues, or $24.1 million, in the first quarter of 2005. Data ARPU for the first quarter of 2006 increased to $3.71 as compared to $2.00 for the same period in 2005 - an increase of 85.5%. This growth was principally related to PDA (personal digital assistant) devices, text messaging, and mobile computing.

       At March 31, 2006, postpaid subscribers represented 81.0% of the total cumulative subscriber base, remaining relatively stable from one year earlier. Despite the commercial launch by new competitors in the prepaid market over the last year, TELUS' wireless segment continued to achieve significant growth in prepaid net subscriber additions primarily as a result of the successful Talk Away (TM) bundle offering, which was withdrawn part-way through the first quarter of 2006. The postpaid subscriber gross additions decreased slightly in the first quarter of 2006, as compared to the same period in 2005. Consequently, total subscriber net additions increased by 15.3% for the first quarter of 2006 as compared with the same period last year.

       Blended postpaid and prepaid monthly churn rates improved significantly in the first quarter of 2006 when compared with the same period in 2005. Effective February 1, 2006, wireless subscribers who voluntarily deactivate service are required to provide 30 days notice. Previously, clients were deactivated immediately upon request. As a result, a one-time deferral of approximately 4,800 deactivations contributed to the improved churn rate during the first quarter of 2006. Normalized for this impact, the churn rate would have been 1.37%. Despite this, the lower churn rate is a significant accomplishment and continues to be a primary focus. Deactivations were 182,300 for the first quarter of 2006 as compared with 173,000 for the same period last year. The churn and deactivation results reflect a continued focus on customer care including successful loyalty and retention efforts, enhanced product offerings, and superior network quality.

    - Equipment sales, rental and service revenue for the first quarter of 2006 increased mainly due to continued subscriber growth. Gross subscriber additions grew to 274,800 in the first quarter of 2006 as compared with 253,200 in the same quarter last year. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

    - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.

    -------------------------------------------------------------------------
    Operating expenses - wireless segment        Quarters ended March 31
    ($ millions, except employees)               2006        2005      Change
    -------------------------------------------------------------------------
    Equipment sales expenses                    126.2       104.6      20.7 %
    Network operating expenses                  105.9        98.4       7.6 %
    Marketing expenses                           93.8        74.3      26.2 %
    General and administration expenses         164.2       143.6      14.3 %
    -------------------------------------------------------------------------
    Operations expense                          490.1       420.9      16.4 %
    Restructuring and workforce reduction costs   1.8           -      n. m.
    -------------------------------------------------------------------------
    Total operating expenses                    491.9       420.9      16.9 %
    -------------------------------------------------------------------------
    Total employees, end of period              6,906       6,284       9.9 %
    -------------------------------------------------------------------------

    Wireless segment total operating expenses increased by $71.0 million in the first quarter of 2006, when compared with the same period in 2005, to promote and support the 14.9% growth in the subscriber base and 18.6% increase in Network revenue.

    - Expenses related to equipment sales increased by $21.6 million in the first quarter of 2006, when compared with the same period in 2005, principally due to an increase in gross subscriber activations, higher handset costs related to product mix, and increased retention activity. Handset costs associated with gross subscriber activations are included in COA per gross subscriber addition. Handset cost related to Retention are included in the overall retention spend amount.

    - Network operating expenses increased by $7.5 million for the first quarter of 2006, when compared with the same period in 2005, principally due to higher roaming volumes within Canada. In addition, transmission and site-related expenses increased to support the greater number of cell sites, a larger subscriber base, and improved network quality and coverage.

    - Marketing expenses in the first quarter of 2006 increased by $19.5 million primarily due to increased advertising and promotions costs, higher dealer compensation costs, and increased re-contracting activity. COA per gross subscriber addition increased by $74 to $429 for the first quarter of 2006, when compared with the same period in 2005. The increase was related to advertising and promotion spending (including the launch in the quarter of two advertising campaigns, SPARK and Broadband on the Fly (TM)) as well as higher subsidies on certain popular handsets driven by competitive activity. The lower churn and increased ARPU contributed to improved life-time revenue per subscriber even though COA per gross subscriber addition increased.

    - General and administration expenses increased by $20.6 million in the first quarter of 2006, when compared to the same quarter in 2005 due to the increase in employees to support the significant growth in the subscriber base and continued expansion in the number of Company-owned retail stores. Other expenses associated with the subscriber base and staffing level growth included higher bad debts as well as increased store and building occupancy costs related to expansion.

    - Restructuring and workforce reduction expenses were related to staff reductions associated with the integration of the wireline and wireless operations. This initiative is expected to continue during the year and is a component of the Company's competitive efficiency program.

    -------------------------------------------------------------------------
    EBITDA and EBITDA margin -
    wireless segment                             Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
    EBITDA ($ millions)                         395.9       337.4      17.3 %
    EBITDA margin (%)                            44.6        44.5     0.1 pts
    -------------------------------------------------------------------------

    Wireless segment EBITDA increased by $58.5 million in the first quarter of 2006, when compared to the same period in 2005. The increase in EBITDA was a result of the revenue growth from the 14.9% increase in the subscriber base and the $2 increase in ARPU that was only partially offset by the higher COA per gross subscriber addition and operations costs to support the growth. The EBITDA margin, when calculated as a percentage of Network revenue, was 48.0% in the first quarter of 2006, compared with 48.5% in the same period in 2005.
    Wireless segment capital expenditures are discussed in Section 7.2 Cash used by investing activities.

    6.   Financial condition

    The following are the significant changes in the consolidated balance sheets between December 31, 2005 and March 31, 2006.

    -------------------------------------------------------------------------
                   March 31, Dec. 31,   Change   % Change      Explanation
    ($ millions)       2006     2005
    -------------------------------------------------------------------------
    Current Assets

      Cash and         (1.1)      8.6      (9.7)  (112.8)%  See Section 7.
       temporary                                            Liquidity and
       investments, net                                     capital resources
    -------------------------------------------------------------------------
      Accounts        610.3     610.3         -      0.0 %  Increased by
       receivable                                           $100 million for
                                                            the reduction in
                                                            proceeds from
                                                            securitized
                                                            accounts receiv-
                                                            able (see Section
                                                            7.6 Accounts
                                                            receivable sale),
                                                            offset by signi-
                                                            ficant receipts
                                                            from large custo-
                                                            mers and lower
                                                            seasonal wireless
                                                            receivables
    -------------------------------------------------------------------------
      Income and          -     103.7    (103.7)  (100.0)%  Refunds of
       other taxes                                          $122.4 million
       receivable                                           including
                                                            interest were
                                                            received in 2006;
                                                            the remaining net
                                                            taxes were recla-
                                                            ssified to cur-
                                                            rent liabilities
    -------------------------------------------------------------------------
      Inventories     151.0     138.8      12.2      8.8 %  Primarily an
                                                            increase in wire-
                                                            less handset
                                                            inventories for
                                                            the introduction
                                                            of new high-end
                                                            products
    -------------------------------------------------------------------------
      Prepaid expen-  243.2     154.7      88.5     57.2 %  Primarily prepay-
       ses and other                                        ment of annual
                                                            wireless licence
                                                            fees, federal
                                                            Canada Pension
                                                            Plan and Employ-
                                                            ment Insurance
                                                            premiums, other
                                                            licences and
                                                            insurance
    -------------------------------------------------------------------------
      Current portion  86.9     226.4    (139.5)   (61.6)%  Utilization of
       of future                                            losses and chan-
       income taxes                                         ges in non-deduc-
                                                            tible reserves
    -------------------------------------------------------------------------
    Current
     Liabilities

      Accounts     1,346.0   1,393.7     (47.7)    (3.4)%   Primarily reduced
       payable                                              payroll liabili-
       and accrued                                          ties and lower
       liabilities                                          operating & capi-
                                                            tal expenses in
                                                            the first quarter
                                                            versus the fourth
                                                            quarter, partly
                                                            offset by an
                                                            increase in
                                                            accrued interest
                                                            payable
    -------------------------------------------------------------------------
      Income and        8.7         -       8.7      n. m.  Net taxes payable
       other taxes                                          over the next
       payable                                              12 months
    -------------------------------------------------------------------------
      Restructuring    41.5      57.1     (15.6)   (27.3)%  Payments under
       and workforce                                        previous programs
       reduction                                            exceeded new
       accounts payable                                     obligations
       and accrued
       liabilities
    -------------------------------------------------------------------------
      Advance         575.4     571.8       3.6      0.6 %  Primarily an
       billings and                                         increase in price
       customer                                             cap deferred
       deposits                                             revenues
    -------------------------------------------------------------------------
      Current          75.5       5.0      70.5      n. m.  Includes
       maturities of                                        $70.0 million of
       long-term debt                                       7.1%TCI medium-
                                                            term Notes,
                                                            maturing in
                                                            February 2007.
    -------------------------------------------------------------------------
    Working          (956.8)   (785.1)   (171.7)   (21.9)%  Includes a reduc-
     capital(1)                                             tion of the cur-
                                                            rent portion of
                                                            future income
                                                            taxes receivable
    -------------------------------------------------------------------------
    Capital        10,859.2  10,941.5     (82.3)    (0.8)%  See Sections 5.3
     Assets, Net                                            Consolidated re-
                                                            sults from opera-
                                                            tions - Deprecia-
                                                            tion and amorti-
                                                            zation and 7.2
                                                            Cash used by
                                                            investing activi-
                                                            ties - capital
                                                            expenditures
    -------------------------------------------------------------------------
    Other Assets

      Deferred        884.3     850.2      34.1      4.0 %  Primarily pension
       charges                                              plan contribu-
                                                            tions in excess
                                                            of charges to
                                                            income
    -------------------------------------------------------------------------
      Investments      27.9      31.2      (3.3)   (10.6)%  Divestiture of
                                                            certain portfolio
                                                            investments, net
                                                            of new invest-
                                                            ments
    -------------------------------------------------------------------------
      Goodwill      3,155.0   3,156.9      (1.9)    (0.1)%  A small divesti-
                                                            ture by TELUS
                                                            International
    -------------------------------------------------------------------------

    Long-Term Debt  4,513.4   4,639.9    (126.5)    (2.7)%  Reclassification
                                                            to current matur-
                                                            ities of
                                                            $70.5 million and
                                                            repayment of
                                                            $71 million of
                                                            drawn against
                                                            TELUS'
                                                            three-year credit
                                                            facility. The
                                                            Canadian dollar
                                                            value of U.S.
                                                            dollar Notes inc-
                                                            reased by approxi-
                                                            mately $15 mil-
                                                            lion due to a
                                                            slight decline in
                                                            the Canadian
                                                            dollar.
    -------------------------------------------------------------------------
    Other Long-     1,636.9   1,635.3       1.6      0.1 %  Includes small
     Term                                                   increases in a
     Liabilities                                            number of de-
                                                            ferred liabili-
                                                            ties, partly off-
                                                            set by a $15 mil-
                                                            lion decrease in
                                                            the deferred hed-
                                                            ging liability
                                                            for U.S. Dollar
                                                            Notes.
    -------------------------------------------------------------------------
    Future Income     997.3   1,023.9     (26.6)    (2.6)%  Decrease in temp-
     Taxes                                                  orary differences
                                                            for long-term
                                                            assets and liabi-
                                                            lities.
    -------------------------------------------------------------------------
    Non-Controlling    27.7      25.6       2.1      8.2 %  The increase
     Interest                                               arose from
                                                            minority
                                                            partners' share
                                                            of several small
                                                            subsidiaries
    -------------------------------------------------------------------------
    Shareholders'
     Equity
    -------------------------------------------------------------------------
      Common equity 6,794.3   6,870.0     (75.7)    (1.1)%  Reduced during
                                                            the first quarter
                                                            of 2006 primarily
                                                            by:

                                                            - Normal Course
                                                              Issuer Bid ex-
                                                              penditures of
                                                              $231.6 million;
                                                              and
                                                            - Dividends of
                                                              $95.9 million;

                                                            partly offset by
                                                            increases from:

                                                            - Net income of
                                                              $210.1 million;
                                                              and
                                                            - An increase of
                                                              $36.1 million
                                                              in Common Share
                                                              and Non-Voting
                                                              Share capital
                                                              for the exer-
                                                              cise of
                                                              options.
    -------------------------------------------------------------------------

   (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

    -------------------------------------------------------------------------

    7.   Liquidity and capital resources

    7.1  Cash provided by operating activities

    -------------------------------------------------------------------------
    ($ millions)                                 Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                673.1       728.4      (7.6)%
    -------------------------------------------------------------------------

    Cash provided by operating activities decreased by $55.3 million in the first quarter of 2006, when compared with the same period in 2005. The use of $100 million to reduce proceeds from securitized accounts receivable during the first quarter of 2006, was offset by a significant reduction in trade accounts receivable in the same period.
    The decrease in cash provided by operating activities was caused by the significant reductions in trade accounts payable of approximately $80 million and accrued payroll liabilities of approximately $70 million in the first quarter of 2006, as well as the $12.2 million increase in inventories in the first quarter of 2006 compared to a reduction of $22.3 million in inventories in the prior year period. Partly offsetting this were: (i) the $96.8 million increase in income tax recoveries received net of installment payments; (ii) the $16.2 million increase in interest received, primarily due to one-time interest on tax refunds received in the first quarter of 2006; and (iii) the $6.9 million reduction in employer contributions to employee defined benefit plans due to net acceleration of funding in the first quarter of 2005.

    7.2  Cash used by investing activities

    -------------------------------------------------------------------------
    ($ millions)                                 Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                316.1       306.2       3.2 %
    -------------------------------------------------------------------------

    Cash used by investing activities increased by $9.9 million in first quarter of 2006, when compared with the same period in 2005. The increase was primarily due to greater capital expenditures, partly offset by increased proceeds for sale of properties and other assets as well as the use of $27.5 million for an acquisition in the same period in 2005. Assets under construction increased to $628.6 million at March 31, 2006, compared with $516.4 million at December 31, 2005, due to capitalized costs related to development of a new billing system in the wireline segment as well as in-progress costs for new service development and network enhancement.

    -------------------------------------------------------------------------
    Capital expenditures by segment
    ($ in millions,                              Quarters ended March 31
    except capital expenditure intensity)        2006         2005    Change
    -------------------------------------------------------------------------
    Wireline segment                            259.0       213.6      21.3 %
    Wireless segment                             61.5        59.6       3.2 %
    -------------------------------------------------------------------------

    TELUS consolidated                          320.5       273.2      17.3 %
    -------------------------------------------------------------------------

    Capital expenditure intensity (1) (%)        15.4        13.8     1.6 pts
    -------------------------------------------------------------------------

    (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.

    -------------------------------------------------------------------------

    - Wireline segment capital expenditures increased by $45.4 million in the first quarter of 2006, when compared to the same period in 2005. ILEC capital expenditures increased by approximately $40 million to $232 million with the increased spending primarily for network access growth, broadband build and service development, as well as catch-up on activities deferred in 2005 due to the work stoppage. Wireline non-ILEC capital expenditures increased by approximately $5 million to $27 million in the first quarter of 2006, when compared with the same period in 2005 to support the roll-out of new services.

       The wireline segment capital expenditure intensity ratio was 21.2% in the first quarter of 2006, compared with 17.2% in the first quarter of 2005. Cash flow (EBITDA less capital expenditures) decreased by 31.9% to $207.8 million due lower EBITDA and increased capital expenditures.

    - Wireless segment capital expenditures increased by $1.9 million in the first quarter of 2006. Capital expenditure intensity for the wireless segment was a seasonally low 6.9% in the first quarter of 2006, as compared with 7.9% in the same period last year. Wireless cash flow (EBITDA less capital expenditures) in the first quarter of 2006 increased to a record $334.4 million for TELUS, representing an increase of 20.4% over the first quarter of 2005.

    TELUS' EBITDA less capital expenditures (see Section 11.1 EBITDA for the calculation) decreased by 7.0% to $542.2 million, when compared with the same period in 2005. The decrease resulted primarily from higher wireline capital expenditures.

    7.3  Cash used by financing activities

    -------------------------------------------------------------------------
    ($ millions)                                   Quarters ended March 31
                                                 2006        2005     Change
    -------------------------------------------------------------------------
                                                366.7        71.4       n. m.
    -------------------------------------------------------------------------

    Cash used by financing activities increased by $295.3 million in the first quarter of 2006, when compared with the same period in 2005, primarily due to larger purchases of shares under NCIB programs and cash dividends paid to shareholders. Financing activities included:

    -  Proceeds from Common Shares and Non-Voting Shares issued were
       $33.2 million in the first quarter of 2006, a decrease of $54.7 million when compared with the same period in 2005. The decrease was mainly due to the exercise of a smaller number of options in 2006.

    - Cash dividends paid to shareholders were $95.9 million in the first quarter of 2006, representing funds remitted on March 31, 2006 for the dividend payable on April 1, 2006. In 2005, dividends payable on April 1, 2005 were remitted on April 1 and recorded as paid in the second quarter of 2005.

    - The Company's current NCIB program came into effect on December 20, 2005 and is set to expire on December 19, 2006. In the first quarter of 2006, approximately 1.8 million TELUS Common shares and 3.3 million TELUS Non-Voting Shares were purchased for cancellation for a total of $231.6 million. The following table outlines the shares repurchased and costs under the second NCIB program for 2006 and cumulatively.


    Second normal course issuer bid program
    -------------------------------------------------------------------------
                         Purchased for cancellation
                                                                     Percen-
                    -----------------------------------   Maximum    tage of
                     In 2005 Q4                          permitted   maximum
                       (from                                for       repur-
    Shares            Dec. 20)  In 2006 Q1  Cumulative   repurchase   chased
    -------------------------------------------------------------------------
    Common Shares     634,469    1,783,300   2,417,769   12,000,000    20.1 %
    Non-Voting
     Shares           607,700    3,334,500   3,942,200   12,000,000    32.9 %
    -------------------------------------------------------------------------
    Total           1,242,169    5,117,800   6,359,969   24,000,000    26.5 %
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                             Cost of repurchase
                     ----------------------------------
                     In 2005 Q4
                       (from
    $ millions        Dec. 20)  In 2006 Q1  Cumulative
    ---------------------------------------------------
    Reduction of:
      Share capital      20.9         93.3       114.2
      Retained earnings  36.6        138.3       174.9
    ---------------------------------------------------
    Total                57.5        231.6       289.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    In comparison, during the first quarter of 2005 under the previous NCIB program, the Company purchased approximately 2.1 million Common Shares and approximately 2.0 million Non-Voting Shares for total consideration of $158.3 million. The total repurchases under both NCIB programs, for the period of December 20, 2004 to March 31, 2006, were approximately 12.7 million Common Shares and 15.4 million Non-Voting Shares for total consideration of approximately $1.2 billion.

    7.4  Liquidity and capital resource measures

    -------------------------------------------------------------------------
    As at, or 12-month periods,
    ended March 31                               2006        2005     Change
    -------------------------------------------------------------------------

    Components of debt and coverage
    -------------------------------
     ratios(1)
     ---------
    Net debt ($ millions)                     5,732.7     6,127.6     (394.9)
    Total capitalization - book value
     ($ millions)                            12,554.7    13,271.7     (717.0)

    EBITDA excluding restructuring
     ($ millions)                             3,363.0     3,271.6       91.4
    Net interest cost ($ millions)              611.7       606.7        5.0

    Debt ratios
    -----------
    Fixed-rate debt as a proportion of
     total indebtedness (%)                      98.8        93.2        5.6
    Average term to maturity of debt (years)      5.2         5.1        0.1

    Net debt to total capitalization (%)(1)      45.7        46.2  (0.5) pts
    Net debt to EBITDA(1)                         1.7         1.9  (0.2) pts

    Coverage ratios(1)
    ------------------
    Interest coverage on long-term debt           2.6         2.5    0.1 pts
    EBITDA interest coverage                      5.5         5.4    0.1 pts

    Other measures
    --------------
    Free cash flow ($ millions) -
     12-month trailing(2)                     1,539.0     1,420.6      118.4
    Dividend payout ratio (%)(1)                   59          41     18 pts
    -------------------------------------------------------------------------

    (1) See Section 11.4 Definition of liquidity and capital resource measures.
    (2) See Section 11.2 Free cash flow for the definition.

    -------------------------------------------------------------------------

    Net debt measured at March 31, 2006 decreased when compared to one-year earlier due to early redemption of $1.578 billion of Notes on December 1, 2005 and the conversion and redemption of $142 million of convertible debentures in the second quarter of 2005, partly offset by the use of cash and temporary investments (cash is netted against debt for the purposes of this calculation). The proportion of fixed-rate debt increased when TELUS terminated swap agreements concurrent with the early redemption of Notes in December 2005. Total capitalization also decreased for these reasons as well as a decrease in common equity due primarily to share repurchases under NCIB programs. The net debt to EBITDA ratio measured at March 31, 2006 improved as a result of debt reduction and an increase in 12-month trailing EBITDA excluding restructuring.
    Interest coverage on long-term debt improved because of increased income before interest and taxes. The EBITDA interest coverage ratio improved as a result of higher EBITDA (excluding restructuring), while net interest was not significantly changed. The free cash flow measure for the twelve month period ending March 31, 2006 increased when compared with the measure one year earlier, primarily because of improved EBITDA, increased cash tax recoveries and interest received, partly offset by higher capital expenditures. The dividend payout ratio for the twelve months ending March 31, 2006 exceeded the target guideline of 45 to 55% for reported net earnings as a result of the temporary expenses associated with the work stoppage. When normalized to exclude the impact of the 2005 work stoppage, the dividend payout ratio measured for the twelve months ending March 31, 2006 was approximately 52%. In contrast, the dividend payout ratio for the twelve month period ending March 31, 2005 was lower than the target guideline due to significant one-time tax recoveries included in net earnings.
    Long-term guidelines for certain of TELUS' liquidity measures as defined in Section 11.4 Definition of liquidity and capital resource measures are:

    -  Net debt to total capitalization of 45 to 50%
    -  Net debt to EBITDA of 1.5:1 to 2.0:1
    -  Dividend payout ratio of 45 to 55% of sustainable net earnings.

    7.5  Credit facilities

    TELUS had available liquidity from unutilized credit facilities of approximately $1.5 billion at March 31, 2006.

    -------------------------------------------------------------------------
                                                                  Outstanding
    Credit Facilities                                               undrawn
    At March 31, 2006                                              letters of
    ($ in millions)                Expiry        Size       Drawn    credit
    -------------------------------------------------------------------------
    Five-year revolving
     facility(1)                 May 4 2010      800.0          -          -
    Three-year revolving
     facility(1)                 May 7 2008      800.0       71.0      100.6
    Other bank facilities                 -       74.0          -        6.4
    -------------------------------------------------------------------------
    Total                                 -    1,674.0       71.0      107.0
    ------------------------------------------------------------------------

(1) Canadian dollars or U.S. dollar equivalent.

    -------------------------------------------------------------------------

    TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.7:1 at March 31,
2006) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 5.5:1 at March 31, 2006) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes and continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    7.6  Accounts receivable sale

    On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service ("DBRS") or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of May 3, 2006. The balance of proceeds from securitized receivables was reduced from $500 million to $325 million on January 31, 2006, and subsequently increased to $400 million on March 31, 2006. It is necessary to retain a minimum of $150 million proceeds under this program to keep it active.

    7.7  Credit ratings

    As of May 3, 2006 TELUS and TCI investment grade credit ratings were unchanged from those reported in TELUS' annual 2005 Management's discussion and analysis in Section 7.7. On March 1, 2006, Dominion Bond Rating Service confirmed its ratings for TELUS and TCI. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining and improving investment grade credit ratings in the range of BBB+ to A- or the equivalent.

    7.8 Off-balance sheet arrangements, commitments and contingent liabilities

         Financial instruments (Note 3 of the interim consolidated financial statements)

    During the first quarter of 2006, the Company entered into a hedging relationship that fixes the Company's compensation cost arising from a specific grant of restricted stock units; hedge accounting has been applied to this relationship.
    As at March 31, 2006, the Company had entered into foreign currency forward contracts that have the effect of fixing the exchange rate on U.S.
$28 million of fiscal 2006 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts, all of which relate to the wireless segment.
    In contemplation of the planned refinancing of the debt maturing June 1, 2007, the Company had entered into forward starting interest rate swap agreements, as at March 31, 2006, that have the effect of fixing the underlying interest rate on up to $300 million of replacement debt. Hedge accounting has been applied to these forward starting interest rate swap agreements.
    The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly. The carrying amount and fair value of long-term debt are as follows:

                                         As at                  As at
                                     March 31 2006        December 31 2005
    -------------------------------------------------------------------------
    ($ millions)                   Carrying     Fair     Carrying     Fair
                                    amount      value     amount      value
    -------------------------------------------------------------------------
    Long-term debt
      Principal                     4,588.9    5,208.1    4,644.9    5,371.6
      Derivative financial
       instruments used to manage
       interest rate and currency
       risks associated with U.S.
       dollar denominated debt
       (Hedging item maximum
       maturity date: June 2011)    1,139.1    1,489.2    1,154.3    1,470.5
    -------------------------------------------------------------------------
                                    5,728.0    6,697.3    5,799.2    6,842.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

         Commitments and contingent liabilities

    The Company has a $41.5 million liability recorded for outstanding commitments under its restructuring programs as at March 31, 2006, most of which relates to programs initiated prior to 2006. The Company's commitments and contingent liabilities, which are summarized in Note 14 of the interim consolidated financial statements, have not changed significantly in the three-month period ended March 31, 2006, except for the following:

         Deferral accounts

    On February 16, 2006, the Canadian Radio-television and
Telecommunications Commission issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the Canadian Radio-television and Telecommunications Commission determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunication services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the Canadian Radio-television and Telecommunications Commission indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

         Pay equity

    On December 16, 1994, the Telecommunications Workers Union ("TWU") filed a complaint against BC TEL, a predecessor of TELUS Communications Inc. (TCI), with the Canadian Human Rights Commission, alleging that wage differences between unionized male and female employees in British Columbia were contrary to the equal pay for work of equal value provisions in the Canadian Human Rights Act. As a term of the negotiated settlement between TCI and the TWU that resulted in the collective agreement effective November 20, 2005, the parties have agreed to settle this complaint without any admission of liability, on the basis that the Company will establish a pay equity fund of $10 million to be paid out during the term of the new five-year collective agreement; the TWU withdrew and discontinued this complaint on December 21, 2005. During the first quarter of 2006, the Canadian Human Rights Commission advised the Company that it accepted this settlement and that it would close its file on the complaint.

    7.9  Outstanding share information

    The following is a summary of the outstanding shares for each class of equity at March 31 2006 and at April 21, 2006. In addition, for April 21, 2006 the total number of outstanding and issuable shares is presented assuming full conversion of options including those shares held in reserve, but not yet issued.

    -------------------------------------------------------------------------
    Class of equity security
                                    Common     Non-Voting     Total
                                    Shares       Shares       Shares
    (millions of shares)          outstanding  outstanding  outstanding
    -------------------------------------------------------------------------
    At March 31, 2006
    Common equity - Common Shares
     outstanding                        181.9            -        181.9
    Common equity - Non-Voting
     Shares outstanding                     -        164.4        164.4
                                   -----------  -----------  -----------
                                        181.9        164.4        346.3   (1)
                                   -----------  -----------  -----------

    At April 21, 2006
    Common equity - Common Shares
     outstanding                        181.9            -        181.9
    Common equity - Non-Voting
     Shares outstanding                     -        164.5        164.5
                                   -----------  -----------  -----------
                                        181.9        164.5        346.4
                                   -----------  -----------  -----------

    Outstanding and issuable
     shares(2) at April 21, 2006
      Common Shares and Non-Voting
       Shares outstanding               181.9        164.5        346.4

      Options(3)                          1.3         20.8         22.1
                                   -----------  -----------  -----------
                                        183.2        185.3        368.5
                                   -----------  -----------  -----------
                                   -----------  -----------  -----------
    -------------------------------------------------------------------------

    (1) For the purposes of calculating diluted earnings per share for the first quarter of 2006, the number of shares was 352.9.
    (2) Assuming full conversion and ignoring exercise prices.
    (3) Not reduced by any options that may be forfeited or cancelled during the period April 1 to April 21.

    -------------------------------------------------------------------------

    8.   Critical accounting estimates and accounting policy developments

    8.1  Critical accounting estimates

    TELUS' critical accounting estimates that are described Section 8.1 of its 2005 annual Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    8.2  Accounting policy developments

    Accounting policies are consistent with those described in Note 1 of TELUS' annual 2005 consolidated financial statements. Commencing with the Company's 2006 fiscal year, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") for measurement of non-monetary transactions (CICA Handbook Section 3830). The Company's operations were not materially affected by the amended recommendations.
    Possibly commencing with the Company's 2006 fiscal year, proposed amendments to the recommendations of the CICA for the calculation and disclosure of earnings per share (CICA Handbook Section 3500) may apply to the Company. The proposed amendments are not expected to materially impact the Company. Amendments and proposed amendments commencing in the Company's 2007 fiscal year or later are described in Note 2 of the interim consolidated financial statements.

    9.   Revised annual guidance for 2006

    The following discussion is qualified in its entirety by the Forward-looking statements at the beginning of Management's discussion and analysis, as well as Section 10: Risks and risk management of TELUS' annual 2005 Management's discussion and analysis and significant updates in Section 10:
Risks and risk management of this report.
    The Company has a practice of reaffirming or adjusting annual guidance on a quarterly basis. There is no assurance that these assumptions or the revised 2006 financial and operating targets and projections will turn out to be accurate. The annual guidance increase for high-speed Internet subscriber net additions reflects positive results for the first quarter of 2006.

    -------------------------------------------------------------------------
                         Revised guidance   Original targets        Change
                             for 2006           for 2006
    -------------------------------------------------------------------------
    Consolidated

      Revenues               no change    $8.6 to $8.7 billion     no change

      EBITDA(1)              no change    $3.5 to $3.6 billion     no change

      Earnings per share -
       basic                 no change       $2.40 to $2.60        no change

      Capital expenditures   no change    $1.5 to $1.55 billion    no change

      Free cash flow(2)      no change   $1.55 to $1.65 billion    no change
    -------------------------------------------------------------------------
    Wireline segment

      Revenue (external)     no change   $4.825 to $4.875 billion  no change

        Non-ILEC revenue     no change     $650 to $700 million    no change

      EBITDA                 no change     $1.8 to $1.85 billion   no change

        Non-ILEC EBITDA      no change      $25 to $40 million     no change

      Capital expenditures   no change     $1.05 to $1.1 billion   no change

      High-speed Internet    More than                              Approx.
       net additions          125,000        More than 100,000      25,000
    -------------------------------------------------------------------------
    Wireless segment

      Revenue (external)    no change    $3.775 to $3.825 billion  no change

      EBITDA                no change      $1.7 to $1.75 billion   no change

      Capital expenditures  no change      Approx. $450 million    no change

      Wireless subscriber
       net additions        no change        More than 550,000     no change
    -------------------------------------------------------------------------

    (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA).
    (2) See Section 11.2 Free cash flow.

    -------------------------------------------------------------------------

    10.  Risks and risk management

    TELUS' approach to the management of risk has not changed significantly from that described in Section 10: Risks and risk management of the Company's 2005 annual Management's discussion and analysis. The following are significant updates to the risks described in the annual MD&A.

    10.1 Regulatory

    The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

         Price cap regulation - Disposition of funds in the deferral accounts (Telecom Decision CRTC 2006-9)

    On February 16, 2006, the CRTC issued a decision on the use of funds in the deferral account. One aspect of the Decision is that, prospectively beginning June 1, 2006, no further amounts are to be added to the deferral account. The funds that have accumulated in the deferral account over the second price cap period (2002 to 2006) will be used to expand broadband facilities (95%) and to improve access to telecommunications services persons with disabilities (5%). Any remaining balance in the deferral account will be addressed through and are to be dealt with via prospective residential local rate reductions. TELUS currently expects that the effect on wireline local revenues in 2006 will not be significant given the approval and implementation process as outlined in Telecom Decision CRTC 2006-9. The Company is in the process of consulting with provincial governments and the CRTC for qualifying projects that, if approved, would reduce or extinguish the liability in the deferral account.

         Federal review of telecommunications policy and regulatory framework

    In 2005, the federal government undertook a review of Canada's telecommunications policy and regulatory framework. The review panel released its Telecom Policy Review report of recommendations to the Minister of Industry in March 2006. Some of the key points of this 350-page report were:

    - There should be an end to the presumption that telecom services must be regulated and a shift to reliance on market forces.
    - Where regulation remains, it should be light-handed and flexible and must be justified in all circumstances.
    - There should be new policy objectives and guidelines in the Telecommunications Act that focus on competition and market forces.
    - Government should direct the CRTC to act as if the report's major recommendations are in effect, pending the necessary legislative changes.
    -  There is no recommendation for licensing a fourth wireless carrier.
    - There is no obligation on incumbents to subsidize broadband expansion. There should be a national broadband expansion plan that is publicly-funded.
    - Foreign ownership restrictions in telecommunications should be liberalized in a two-step process, with the first focusing on providers with less than 10% market share.

    TELUS is generally satisfied with the recommendations and reforms recommended in the Telecom Policy Review report and encourages the federal government to move quickly to implement the major recommendations in the report. There can be no assurance that the federal government will implement the recommendations in this report, or that the recommendations will be implemented in the near future.

         Forbearance from the regulation of retail local exchange services (Telecom Decision CRTC 2006-15)

    On April 6, 2006, the CRTC set the criteria for deregulation of local exchange telephony services, following a year-long public process. The process put into place for achieving forbearance is very complex and an individual forbearance application could take up to two years to be completed. One positive aspect of this decision is an immediate relaxation of winback restrictions. The Company believes that the April 2006 forbearance decision does not sufficiently align with the recommendations of the March 2006 Telecommunications Policy Review report.

    The key aspects of this decision were:

    Winback restrictions:

    - The current no-contact period for residential is rolled back immediately to 90 days from one year.
    - The no-contact rule is to be completely eliminated when competitors have gain 20% market share and the ILEC has met its competitor quality of service indicators in the relevant market for the previous three months.

    The forbearance test:
    - The market share loss threshold for forbearance is 25%. The test will be applied separately to local business and residential markets. In contrast, the forbearance threshold is a 5% market share loss for the cable-TV industry.
    - In urban and rural markets, the CRTC will use various areas (e.g. Census Metropolitan Areas and Economic Regions) based on Statistics Canada data to define the geographic area to which the test will be applied. The geographic areas are large, which in turn increases the effective market share loss threshold and the expected dates for qualifying for forbearance is uncertain.
    - Before forbearance is granted, ILECs must meet individual standards for each of the 14 specified competitor quality-of-service indicators, on average over a six-month period, and implement access to operational support systems, prior to an application for forbearance in the relevant market.

         Regulatory framework for mobile television broadcasting services (Broadcasting Public Notice CRTC 2006-47)

    On April 12, 2006, the CRTC ruled that mobile television broadcasting will not be regulated, as such services are delivered over the Internet and fall under the existing new media exemption order ("NMEO"). The NMEO is not subject to any conditions, leaving mobile broadcasting services entirely unregulated. The exemption order means that TELUS has the flexibility to develop its mobile TV service to meet market demands without regulatory impediments.
    In addition to the exemption order, the CRTC also initiated a proceeding to deal with mobile broadcasting that does not fall under the NMEO (Broadcasting Public Notice CRTC 2006-48). Comments on this proceeding are due on May 12, 2006.

         Implementation of wireless number portability ("WNP") - Telecom Decision CRTC 2005-72

    On December 20, 2005, the CRTC issued Decision 2005-72 and directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to implement wireless number portability in British Columbia, Alberta, Ontario and Quebec where local exchange carrier-to-local exchange carrier ("LEC-to-LEC") local number portability is currently in place by March 14, 2007. In other areas and for other wireless carriers, wireless number portability (where LEC-to-LEC local number portability is currently in place) for porting-out must be implemented by March 14, 2007 and for porting-in must be implemented by September 12, 2007. There is no assurance that TELUS and the other Canadian wireless carriers will be able to implement wireless number portability in the required timeframe without incurring significant additional costs and/or ongoing administration costs. Implementation of wireless number portability may result in increased migration of network access lines to wireless services, increased wireless subscriber monthly churn or additional customer retention costs for TELUS.
    WNP, when instituted in the U.S. in 2003, did not cause a large increase in churn as was initially anticipated. In addition, TELUS believes that WNP may open up an opportunity to more effectively market into the business/enterprise market in Central Canada where TELUS has a lower market share than our wireless competitors and lack of WNP is believed to have decreased its sales effectiveness. However, there can be no assurance that this will be the case.

    10.2 Human resources

         The outcome of outstanding collective bargaining at TELUS Quebec may result in increased costs, reduced productivity or work disruptions

    In March 2006, TELUS Quebec and the Syndicat des agents de maitrise de TELUS concluded negotiations for a new collective agreement covering 523 professional and supervisory employees. The agreement was ratified by union's members and came into effect on April 1, 2006. The new agreement is a one-year contract that includes a 1.75% salary increase.
    Negotiations between TELUS Quebec and the Syndicat quebecois des employes de TELUS continue for the expired collective agreement covering approximately one thousand office, clerical and technical employees. There can be no assurance that the negotiated compensation expenses will be as planned, or that reduced productivity and work disruptions will not occur as a result of or following these negotiations.

    10.3 Business integration and internal reorganizations

    On November 24, 2005, TELUS Corporation announced the integration of the wireline and wireless operations of the business into a single operating structure. This integration incorporates TELUS' customer-facing business units, technology infrastructure, operations and shared services. There is no assurance that this integration will provide the benefits and efficiencies that are planned and/or that there will not be significant difficulties in combining the two structures, which could result in a negative impact on operating and financial results.

    10.4 Process risks

         TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance

    TELUS continues to develop a new billing system for the wireline segment of our business, which includes re-engineering processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. This customer-focused project requires extensive system development and, in itself, presents implementation risks due to the complexity of the implementation task and resource constraints. TELUS plans to implement this project in phases beginning with the implementation of consumer accounts in Alberta, currently scheduled later in 2006, and followed by implementation of consumer customer accounts in B.C. There can be no assurance that this undertaking will not negatively impact TELUS' customer service levels, competitive position and financial results. As well, significant time delays in implementing this system could negatively impact TELUS' competitive ability to quickly and effectively launch new products and services; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.
    Also, as a result of system changes, staff reduction and training requirements associated with TELUS' ongoing efficiency improvement efforts, there is potential for further impact on the operations of TELUS' internal processes involved with billing that could negatively affect TELUS' earnings.

    11. Reconciliation of non-GAAP measures and definition of key operating indicators

    11.1 Earnings before interest taxes depreciation and amortization
         (EBITDA)

    TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
    EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    The following is a reconciliation of EBITDA with Net income and Operating income:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Net income                                              210.1      242.2
      Other expense (income)                                  4.3        1.5
      Financing costs                                       127.0      138.4
      Income taxes                                          116.1       70.3
      Non-controlling interest                                2.1        1.6
    -------------------------------------------------------------------------
    Operating income                                        459.6      454.0
      Depreciation                                          339.2      329.9
      Amortization of intangible assets                      63.9       72.3
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2
    -------------------------------------------------------------------------

    In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures is used for comparison to the reported results for other telecommunications companies and is subject to the potential comparability issues of EBITDA described above. EBITDA less capital expenditures is calculated for TELUS as follows:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2
    Capital expenditures (Capex)                           (320.5)    (273.2)
    -------------------------------------------------------------------------
    EBITDA less capital expenditures                        542.2      583.0
    -------------------------------------------------------------------------

    11.2 Free cash flow

    The Company has issued guidance on and reports free cash flow because it is a key measure used by management to evaluate performance of the consolidated operations. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables which can be significantly distorted by securitization changes that do not reflect operating results and trade payables).
    The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Cash provided by operating activities                   673.1      728.4
    Cash (used) by investing activities                    (316.1)    (306.2)
    -------------------------------------------------------------------------
                                                            357.0      422.2
      Net employee defined benefit plans expense              1.6       (1.5)
      Employer contributions to employee defined
       benefit plans                                         30.5       37.4
      Other operating activities net                        (15.9)       4.6
      Reduction (increase) in securitized accounts
       receivable                                           100.0          -
      Non-cash working capital changes except changes in
       taxes, interest, and securitized accounts
       receivable, and other                                171.3       70.9
      Acquisition                                               -       27.5
      Proceeds from the sale of property and other assets    (7.4)      (0.7)
      Other investing activities                              3.0        6.2
    -------------------------------------------------------------------------
    Free cash flow                                          640.1      566.6
    -------------------------------------------------------------------------

    The following shows management's calculation of free cash flow.

    -------------------------------------------------------------------------
                                                      Quarters ended March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    EBITDA                                                  862.7      856.2

    Restructuring and workforce reduction costs net of
     cash payments                                          (15.6)     (12.3)
    Share-based compensation                                  8.4        3.8
    Cash interest paid                                      (13.1)     (13.1)
    Cash interest received                                   22.5        6.3
    Income taxes received (paid)                             95.7       (1.1)
    Capital expenditures ("Capex")                         (320.5)    (273.2)
    -------------------------------------------------------------------------
    Free cash flow                                          640.1      566.6
    -------------------------------------------------------------------------

    11.3 Definition of key operating indicators

    These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

    Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

    Cost of acquisition ("COA") consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

    COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

    Average revenue per subscriber unit ("ARPU") is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such text messaging, mobile computing, personal digital assistance devices, browser activity and downloads.

    Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

    EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers.

    11.4 Definition of liquidity and capital resource measures

    The following definitions are presented in the order that they appear in
Section 7.4 Liquidity and capital resource measures.

    Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).

    -------------------------------------------------------------------------
                                                               At March 31
    ($ millions)                                             2006       2005
    -------------------------------------------------------------------------
    Current maturities of long-term debt                     75.5        4.4
    Long-term debt                                        4,513.4    6,356.3
    -------------------------------------------------------------------------
                                                          4,588.9    6,360.7
    Deferred hedging liability                            1,142.7    1,014.2
    -------------------------------------------------------------------------
    Debt                                                  5,731.6    7,374.9
    Cash and temporary investments                            1.1   (1,247.3)
    -------------------------------------------------------------------------
    Net debt                                              5,732.7    6,127.6
    -------------------------------------------------------------------------

    The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations in respect of the U.S. $1,166.5 million debenture maturing June 1, 2007 and the U.S. $1,925.0 million debenture maturing June 1, 2011. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

    Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' equity.

    Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

    EBITDA excluding restructuring is used for the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring and workforce reduction costs were $61.2 million and $46.1 million respectively for the twelve month periods ended March 31, 2006 and 2005.

    Net debt to EBITDA is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities. TELUS' revised guideline range for Net debt to EBITDA is from 1.5:1 to 2.0:1.

    Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost.

    Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending March 31, 2006 includes losses on redemption of long-term debt and an accrual for estimated costs to settle a lawsuit.

    EBITDA interest coverage is defined as EBITDA excluding restructuring divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

    Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

    Funded debt, in general terms, is borrowed funds less cash on hand as defined in the Company's bank agreements.

_____________________________________________________________________________

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 3, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary


______________________________________________________________________________